PRIVILEGED & CONFIDENTIAL AmericasActive:19469504.4 SILVER STAR PROPERTIES REIT, INC. 2909 Hillcroft, Suite 420 Houston, Texas 77057 January 9, 2024 BY EDGAR Perry Hindin and Blake Grady Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Re: Silver Star Properties REIT, Inc. DEFA14A, Filed January 5, 2023 (0001446687-24-000004) DEFA14A, Filed January 5, 2023 (0001446687-24-000006) File No. 001-41786 Dear Messrs. Hindin and Grady: This letter is in response to (i) the letter (the “Comment Letter”) dated January 5, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) addressed to Silver Star Properties REIT, Inc. (the “Company”) and (ii) a subsequent call from the Staff on January 5, 2024 to our counsel, Don McDermett of Winston & Strawn LLP, following the issuance of the Comment Letter. For ease of reference, the text of the Staff’s comments is included below in bold- faced type, followed by the Company’s responses to each. DEFA14A filed January 5, 2024 (0001446687-24-000004) 1. The following statement in your letter appears to impugn the character, integrity and personal reputation of Allen Hartman and his daughter without adequate factual foundation (emphasis added): • You will be with us as we forge ahead, committed to digging out of the hole that Hartman created and creating future profits for all stockholders. • [Allen Hartman] is even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control. Please do not make such statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the

AmericasActive:19469504.4 extent you are unable to provide adequate support, please revise these disclosures and refrain from including such statements in future soliciting materials. Response: The Company respectfully acknowledges the Staff’s comment. However, the Company believes that it has a proper factual foundation for the statements made in the above-referenced filings. Set forth on Exhibit A to this letter is a summary of the Company’s factual support for the subject assertions, which exhibit cites relevant portions of the original petition (the “Petition”) that the Company filed against Allen R. Hartman and certain of his affiliates on December 14, 2023 in the District Court of Harris County, Texas, 334th Judicial District (Case no. 2023-85765). In order to place a concise description of these factual matters in a convenient place for access by the Company’s stockholders, a copy of the Petition was filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated December 18, 2023. The Company subsequently referenced the Petition in its press release, set forth on Exhibit 99.1 to a second Current Report on Form 8-K, also filed on December 18, 2023. The Company and its litigation counsel investigated the facts set forth in the Petition to obtain comfort as to their accuracy prior to filing the Petition. The Company also respectfully notes that some of the factual bases referenced in Exhibit A to this letter were made in certain of the Company’s DEFA14A and Form 8-K filings containing additional solicitation materials, including the following: (i) Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 27, 2023 and (ii) Exhibits 99.1, 99.2 and 99.3 to the Company’s Current Report on Form 8-K, filed November 29, 2023. The Company likewise took care to ensure the veracity of these statements prior to making the respective filings. 2. We note your statement that “[e]nclosed is a previously circulated mailing summarizing the problems associated with Allen Hartman.” Please revise to include such mailing or confirm such mailing has been previously filed as soliciting material under the cover of Schedule 14A. Response: The Company confirms to the Staff that the above-referenced mailing was filed with the SEC as soliciting material under the cover of Schedule 14A on December 29, 2023. DEFA14A filed January 5, 2024 (0001446687-24-000006) 3. “Please consider the two comments included in the [Comment Letter] to be extended to the last slide of the DEFA14A materials filed on January 5, 2024.” Response: The Company respectfully acknowledges the Staff’s comment and references its response to the comment set forth in item 1 above and related Exhibit A attached hereto, which also sets for the factual bases supporting the subject statements. The Company also wishes to call the Staff’s attention to the fact that the Company has filed claims related to violations of the federal proxy rules against Mr. Hartman, his wife, and Hartman vREIT XXI, Inc. in that certain Complaint for Injunctive and Other Relief that the Company filed against those parties on October 6, 2023 in the United States District Court of Maryland (Case no. 1:23-cv-02720-ELH) (the “Maryland Petition”). Among other things, the Maryland Petition alleges that Mr. Hartman (through his counsel) hired a proxy solicitation firm and had contacted at least ten shareholders without filing a proxy statement, and that the communications included false and misleading statements. See, e.g., paragraphs 37- 56 of the Maryland Petition, a copy of which is attached as Exhibit B to this letter. If you have any questions, please feel free to contact our counsel, Don McDermett or Ben Chrisman of Winston & Strawn LLP, at 214-453-6388 and 214-453-6438, respectively.

AmericasActive:19469504.4 Very truly yours, /s/ Gerald Haddock Gerald Haddock Co-Chief Executive Officer and Chairman of the Executive Committee cc: Don McDermett, Partner, Winston & Strawn LLP

Exhibit A-1 AmericasActive:19469504.4 Exhibit A Silver Star Properties REIT, Inc. Summary Response to SEC Comment Letter, dated Jan. 5, 2024, and Additional Comments in SEC Voicemail of Jan. 5, 2024 Statements in DEFA14 Supplemental Materials, as filed Jan. 5, 2024 Factual Bases “You will be with us as we forge ahead, committed to digging out of the hole that Hartman created and creating future profits for all stockholders.” (emphasis added in SEC comment letter) -As CEO and Chairman of Silver Star (at the time, Hartman Short Term Income Properties XX, Inc.), Allen Hartman diverted his energy, attention, and company resources to his personal right- wing political and religious endeavors. See Silver Star Properties REIT, Inc. v. Allen R. Hartman, et al., No. 2023-85765 pending in the 334th Dist. Crt. of Harris Cnty., Tex., Pet., attached as Exhibit A-1, at ¶ 23. -Silver Star experienced significant employee and executive turnover and instability under Mr. Hartman’s leadership. See, e.g., id. ¶¶ 25, 26, 44. -Mr. Hartman repeatedly claimed to investors that he chose to forego his salaries from Silver Star in an attempt to show his interests were aligned with theirs, yet he approved monthly distributions that outpaced Silver Star’s abilities (amounting to $105.66 million from the company’s inception until independent directors halted distributions in July 2022), while he and his family and affiliated companies owned significant equity stakes in Silver Star. See id. ¶¶ 27, 44. As of November 2023, Mr. Hartman and his family and affiliated companies owned approximately 15.08% of Silver Star’s shares. See id. ¶¶ 16-21; see also Silver Star Schedule 13D/A, dated Nov. 22, 2023, attached as Exhibit A-2; Initial Statement of Beneficial Ownership of Securities, dated Nov. 29, 2023, attached as Exhibit A-3. -At the same time Mr. Hartman was CEO and Chairman of Silver Star, Mr. Hartman was President, CEO, and/or Executive Chairman of companies that received compensation from Silver Star to manage its properties and day-to-day affairs and/or with which Silver Star entered significant transactions. See Exhibit A- 1, ¶¶ 28-31, 44. By way of one example, Mr. Hartman was on both sides of a $10 million unsecured promissory note payable from Silver Star to Hartman vREIT XXI (“XXI”) (a company where he was, and still is, CEO and Executive Chairman, inter alia), a note under which the amount owed by Silver Star purportedly ballooned to over $17 million by the time Mr. Hartman was ousted as CEO of Silver Star. See id. ¶¶ 31, 44. -Mr. Hartman also jeopardized the refinancing of a $259 million loan secured by Silver Star’s assets, and did so on several occasions, despite recommendations from outside advisors. See id. ¶¶ 35-41, 44, 46, 55-57. -Mr. Hartman also failed to remedy excessive tenant turnover. See id. ¶ 44.

Exhibit A-2 AmericasActive:19469504.4 -Mr. Hartman also failed to pay vendors, with delinquent accounts payable rapidly increasing through the time of his removal as CEO. See id. ¶ 44. -Additionally, in or about October 2022, Silver Star’s bankers told it that it would not be able to raise capital so long as Mr. Hartman was at the helm of Silver Star. See id. ¶ 47. “[Allen Hartman] is even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control.” -Margaret Hartman received her B.B.A. in 2017 from Texas A&M University. See Margaret Hartman LinkedIn Profile, attached as Exhibit A-4. -She does not have an M.B.A. See id. -Prior to joining Silver Star in May 2021, when her father was still CEO, Margaret Hartman worked for real estate firm Hines for 4 years. She initially worked with Hines as an analyst intern, joined Hines post-graduation as an Analyst, and was a Senior Analyst for a little over her final year-and-a-half at the company. See id. -She joined Silver Star and worked in an equity raising position for a department that had an approximately $2 million annual budget. This equity-raising campaign was a failure and did not bring in any additional equity into the company. See Exhibit A-1, ¶ 4. -Despite many long-term executives with more institutional history, superior educational backgrounds, and work experience, Margaret Hartman began attending executive-level meetings that outpaced her seniority and experience level and was invited to join high-level decision-making at Silver Star under her father’s leadership. See Exhibit A-1, ¶¶ 4, 26, 44. -With her father’s departure from Silver Star, Margaret Hartman has now joined another company led by Mr. Hartman, XXI. -Margaret Hartman has been heavily involved in meetings between Silver Star and Allen Hartman regarding Hartman’s proposed separation from Silver Star, as well as the separation of XXI. See Exhibit A-1, ¶ 52. -Margaret Hartman (separate from any interest in shares owned by the Hartman Family Protection Trust or her other family members or corporate affiliates) owns approximately 1.26% of the shares of Silver Star. See Exhibit A-1, ¶ 19; see also Silver Star Schedule 13D/A, dated Nov. 22, 2023, attached as Exhibit A-2; Initial Statement of Beneficial Ownership of Securities, dated Nov. 29, 2023, attached as Exhibit A-3. “Hartman knowingly and intentionally caused significant [damages] to the Company with the help of third parties.” -Dissatisfied with his removal as Executive Chairman and the failure to negotiate an overly-favorable separation from Silver Star, on March 20, 2023, Mr. Hartman and companies in his control (including XXI) filed an Original Petition in the District Court of Harris County, Texas in Cause No. 2023-17944, accusing Silver Star of breaching its contractual obligations to him and his companies inter alia. See Exhibit A-1, ¶ 54. - Mr. Hartman amended his petition on July 7, 2023, and then again on July 18, 2023, to bring additional claims against Silver Star. The second amended petition brought frivolous claims that Mr. Hartman (and his controlled entities) owned an interest in property owned by a Silver Star subsidiary, and filed baseless lis

Exhibit A-3 AmericasActive:19469504.4 pendens under Section 12.007 of the Texas Property Code against eight properties, knowing that Silver Star was attempting to sell these properties to refinance a $259 million secured loan that was coming due in October 2023. Silver Star informed Mr. Hartman and his attorney that Mr. Hartman and XXI had no interest in the properties as a matter of law via filings in the litigation and a letter dated August 17, 2023. See Letter to Lightsey, dated Aug. 17, 2023, attached as Exhibit A-5. Nevertheless, neither Mr. Hartman nor his attorney removed the lis pendens or dropped his baseless claims of interest, knowing that these actions would cause significant harm to Silver Star and its business. All the while, Mr. Hartman continued to attempt to negotiate to extract more money and property from Silver Star than he, his family, and/or his affiliates were entitled. Moreover, Silver Star’s subsidiary was forced to file a voluntary Chapter 11 Bankruptcy Petition in Delaware, Case Number 1:23-bk-11452. In a stipulated judgment entered in these bankruptcy proceedings, Mr. Hartman admitted that he “does not possess any interest in [Silver Star’s] real property. Nov. 27, 2023, Stipulated Final Judgment, Hartman SPE, LLC v. Hartman vReit XXI, Inc., Adv. No. 23-50588, in the United States Bankruptcy Court for the District of Delaware, attached as Exhibit A-6, at 3; see also Exhibit A-1, ¶¶ 54-57. “Hartman wants 5 prime properties of Silver Star for his family which constitutes a ‘greenmail transaction’ to the detriment of the shareholders.” -Silver Star has attempted to separate its interests from those of Mr. Hartman and his family and affiliated companies for over a year but has failed to do so because of Mr. Hartman’s repeatedly attempts to extract properties worth more than the fair value of his and his family’s stake in Silver Star in those negotiations. See Exhibit A-1, ¶¶ 50-52, 55-56; see also Jan. 9, 2023 Letter of Intent for Separation Agreement, attached as Exhibit A-7 (noting, in part, that the parties would “cooperate and negotiate in good faith to resolve any additional matters and to affect an orderly transition on a commercially reasonable basis to wholly separate companies”). -Mr. Hartman sought these properties in exchange for his, his family’s, and his affiliated-companies’ shares in Silver Star at various junctures over the past year, including negotiations in March/April 2023 and after inappropriately filing lis pendens against Silver Star’s subsidiary’s properties in summer 2023 in an effort to obstruct Silver Star’s ability to refinance a large secured loan. See Exhibit A-1, ¶¶ 50-52, 55-56.

Exhibit A-1 [See Attached]

12/14/2023 2:33 PM
Marilyn Burgess - District Clerk Harris County
Envelope No. 82581253
By: Adiliani Solis
Filed: 12/14/2023 12:43 PM

NO. _________

Silver Star Properties REIT, Inc.,	§	IN THE DISTRICT COURT OF
	§	
Plaintiff,	§	
	§	
v.	§	
	§	
Allen R. Hartman, individually and as Trustee for the Hartman Family Protection Trust; Lisa Hartman, individually and as Trustee for the Hartman Family Protection Trust; Margaret Hartman; Hartman vREIT XXI, Inc.; and Hartman XX Holdings, Inc.	§ § § § § § § §	HARRIS COUNTY, TEXAS
	§	
Defendants.	§	______ JUDICIAL DISTRICT

ORIGINAL PETITION

Although he was the original founder and previous-CEO of Plaintiff **Hartman Short Term Income Properties XX, Inc. ("XX")**, which has since changed its name to **Silver Star Properties REIT, Inc. ("Silver Star")**,[1] Defendant Allen Hartman has engaged in a pattern and practice of manipulation, self-dealing, and fraud, elevating his interests and the interests of his family and co-conspirators over the company's stability and other shareholders.

He spent his time and money on political endeavors (including travelling to the Capitol for the January 6 riots and supporting Michael Flynn's challenges to the 2020 Presidential election) and faith-based endeavors, instead of his company responsibilities. SEC filings of financial statements were routinely delinquent, and demonstrated a lack of liquidity for shareholders. Moreover, he was involved in developing succession plans for young, inexperienced family members, destroying morale of seasoned long-term executives at the company and leading to high

[1] Silver Star filed an amendment with the Maryland Secretary of State to change its name from "XX" to "Silver Star" on December 20, 2022, after Mr. Hartman's removal as CEO in mid-October 2022.

Page **1** of **30**

Page 2 of 30 executive turnover. And, he manipulated company debts and assets to secure large dividend payments as the company’s largest shareholder (along with his family and family trust). After years of languishing under Mr. Hartman’s ineffective and manipulative management and self-dealing, three independent Board members united to understand what was going on inside Silver Star. They grew concerned over Mr. Hartman’s lack of attention to the company, and in mid-2022 became concerned about Mr. Hartman’s internal guidance to the Board, in particular. Because of this, the independent Board members started delving deeper into Mr. Hartman’s management and discovered shortfalls in cash coverage for dividends, capital-raising issues, and overextended and grossly misallocated company resources; and that Mr. Hartman had directed borrowing cash from another company to subsidize the cash shortfalls. Shortly thereafter, Mr. Hartman was removed as CEO, and the independent Board members realigned Silver Star’s management structure and focused on strategic plans recommended by the management team. The management team and Board determined that it would be advantageous to sell Silver Star’s legacy commercial assets, with office and other properties being out of favor, and pivot into self-storage. Along with that strategic proposal, the company’s name changed from XX to Silver Star. The Board and Silver Star management attempted to negotiate an orderly and fair separation between Silver Star and Mr. Hartman and his affiliates, with the expectation that Mr. Hartman would take Hartman vREIT XXI, Inc. (“XXI”) and go his own way. While they entered into a preliminary Separation Agreement with Mr. Hartman and XXI (Exhibit 1), a full negotiated separation ultimately was not possible. When Mr. Hartman realized he could not negotiate to extract more than his and his family’s fair share of Silver Star to the detriment of Silver Star and its other shareholders, he and his co-conspirators began doing everything in their power

Page 3 of 30 to gain leverage, including by abusing the legal process and filing illegal lis pendens and claiming erroneous interest in title with respect to assets that were being sold by Silver Star to refinance a $259 million loan, knowing full well he had no interest in those properties. A Silver Star subsidiary was forced into bankruptcy as a result. And Mr. Hartman has since admitted, in a stipulated judgment entered in an adversary action in the bankruptcy, that he and XXI “do[] not possess any interest in [Silver Star’s] real property.” See Nov. 27, 2023 Stipulated Final Judgment, Hartman SPE, LLC v. Hartman vReit XXI, Inc., Adv. No. 23-50588, in the United States Bankruptcy Court for the District of Delaware, at 3, attached as Exhibit 2. Mr. Hartman’s fraud and breaches of fiduciary duty, along with those of his co-conspirators and agents, have caused, and continue to cause, significant harm to Silver Star, including, but not limited to, increased debt, decreased assets, diminished property values, increased fees and deposits in transacting Silver Star’s business, costs associated with investigations and assessments of Mr. Hartman’s and Mr. Hartman’s agents’ actions, and legal fees to protect Silver Star’s interests and properties. Silver Star brings this suit seeking relief and damages for the significant injury Mr. Hartman and his co-conspirators have caused the company. I. DISCOVERY PLAN Pursuant to Rule 190 of the Texas Rules of Civil Procedure, Silver Star intends to conduct discovery pursuant to a Level 2 discovery plan. II. THE PARTIES 1. Plaintiff Silver Star f/k/a XX is a Maryland corporation with its principal place of business in Houston, Texas. 2. Defendant Allen R. Hartman, sued individually and in his capacity as Trustee of the Hartman Family Protection Trust (“Hartman Trust”), is a citizen of Texas who resides in

Page 4 of 30 Harris County. He is the founder and former CEO of Silver Star, and a current member of Silver Star’s board of directors. Hartman Trust is a trust located in Nevada. 3. Defendant Lisa Hartman, sued individually and in her capacity as Trustee of the Hartman Trust, is a citizen of Texas who resides in Harris County. Lisa Hartman is the wife of Defendant Mr. Hartman. Hartman Trust is a trust located in Nevada. 4. Defendant Margaret Hartman is a citizen of Texas who resides in Harris County. Margaret Hartman is the daughter of Allen and Lisa Hartman. Margaret Hartman is a former employee of Silver Star, and operated as a de facto executive running unsuccessful equity-raising endeavors for the company, despite limited experience in the field. Margaret Hartman is a current employee of Defendant XXI. 5. Defendant XXI is a Maryland corporation with its principal place of business in Texas. XXI is effectively controlled by Defendant Mr. Hartman, who is its Executive Chairman, CEO, and interim CFO. 6. Defendant Hartman XX Holdings, Inc. (“XX Holdings”), is a Texas corporation with its principal place of business in Texas. XX Holdings is effectively controlled by Defendant Mr. Hartman, who is its CEO and Executive Chairman. III. JURISDICTION AND VENUE 7. The Court has jurisdiction over each party to this suit and the subject matter of the case. The amount in controversy exceeds the minimum jurisdictional limits of this Court. 8. Venue for this case is proper in Harris County, Texas pursuant to Section 15.002(a)(1) of the Texas Civil Practice and Remedies Code, because all or a substantial portion of the events or omissions giving rise to the claims occurred in Harris County, Texas.

Page 5 of 30 9. Alternatively, venue for this case is proper in Harris County, Texas pursuant to Section 15.002(a)(2) of the Texas Civil Practice and Remedies Code, as Harris County is the county of Defendants’ Allen, Lisa, and Margaret Hartman’s principal residences. 10. The Court has proper venue over the remaining defendants under Section 15.005 of the Texas Civil Practice and Remedies Code, as all of Silver Star’s claims arise out of the same transaction, occurrence, or series of transactions or occurrences. IV. FACTUAL BACKGROUND A. SILVER STAR OPERATIONS AND AFFILIATES 11. Plaintiff Silver Star (formerly known as XX until approximately December 2022) is a Maryland corporation which was formed on February 5, 2009 to acquire and invest in income- producing commercial real estate properties, including office buildings, retail shopping centers and flex and industrial properties. Silver Star previously made investments in real estate assets located in the United States, with a strategic focus on real estate properties located in Houston, Dallas, and San Antonio, Texas. Recently, Silver Star began an initiative to pivot away from office, retail, and light industrial assets, and reposition its portfolio into the self-storage asset class. Silver Star elected to be treated as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2011. 12. Silver Star owns substantially all its assets and conducts its operations through Hartman XX Limited Partnership (“Silver Star Operating Partnership”), a Texas limited partnership,2 and Hartman SPE, LLC (“SPE”), a Delaware special purpose entity. 2 Silver Star’s wholly-owned subsidiary, Hartman XX REIT GP LLC, is the sole general partner of Silver Star Operating Partnership.

Page 6 of 30 13. Silver Star formed SPE in July 2018 with affiliates Hartman Income REIT, Inc. (“HIREIT”),3 Hartman Short Term Income Properties XIX, Inc. (“XIX”),4 and Defendant XXI, for the purpose of entering into a term loan for $259 million (“$259M SPE Loan”). The affiliates contributed a total of 39 commercial real estate properties to SPE at that time. As of September 2023, SPE owned title to 35 parcels of commercial real estate in Texas, with an estimated portfolio value of over $400 million. Today, Silver Star owns a 97.53% interest in SPE,5 and its wholly-owned subsidiary, Hartman SPE Management, LLC, is the sole manager of SPE. XXI has a 2.47% interest in SPE. 14. Prior to July 1, 2020, Hartman Advisors LLC (“Advisors”) was responsible for managing Silver Star’s day-to-day affairs, and for identifying and making acquisitions and investments pursuant to an advisory agreement, and Hartman Income REIT Management, Inc. (“Property Manager”), then wholly-owned by HIREIT, managed Silver Star’s properties. 15. On July 1, 2020, Silver Star merged with HIREIT (and its operating partnership) and XIX pursuant to two separate merger agreements. Silver Star also acquired a 70% interest in Advisors that same date. Prior to July 1, 2020, Mr. Hartman separately owned that 70% interest. With those mergers and that acquisition, Silver Star became a self-advised and self-managed REIT. An organization chart reflecting these relationships after July 1, 2020 is attached as Exhibit 3. B. SILVER STAR OWNERSHIP 16. As of September 30, 2023, Silver Star had approximately 34,894,496 shares of common stock outstanding owned by approximately 4,451 stockholders. See Silver Star Schedule 3 HIREIT, and its operating partnership, merged with Silver Star pursuant to a Merger Agreement, effective July 1, 2020. 4 XIX merged with Silver Star pursuant to a Merger Agreement, effective July 1, 2020. 5 This interest is held by Hartman XX Limited Partnership, a wholly-owned subsidiary of Silver Star.

Page 7 of 30 13D/A, dated November 22, 2023, attached as Exhibit 4. Defendants and Hartman-affiliates own approximately 15.08% of the shares of Silver Star. See id.; see also Initial Statement of Beneficial Ownership of Securities, dated November 29, 2023, attached as Exhibit 5. 17. Defendants Allen Hartman and Lisa Hartman each own approximately 8.06% of the shares of Silver Star as Trustees of Hartman Trust, and individually own an additional 1.73% and 0.01% of the shares of Silver Star, respectively.6 Defendant XXI owns approximately 3.43% of the shares of Silver Star. XXI is effectively controlled by Defendant Mr. Hartman, who is its present Executive Chairman, CEO, and interim CFO. 18. Defendant XX Holdings owns 0.05% of the shares of Silver Star. Mr. Hartman, as CEO and Executive Chairman of XX Holdings, has sole voting and investment discretion with respect to the shares held by XX Holdings. 19. Defendant Margaret Hartman owns an additional 1.26% of the shares of Silver Star. 20. Allen and Lisa Hartman’s daughters Charlotte Hartman and Victoria Hartman Massey each own 0.26% of the shares of Silver Star. 21. Upon information and belief, Mr. Hartman is the beneficial owner of all Silver Star stock held under his name, Lisa Hartman’s name, the Hartman Trust, his daughter’s names, XXI, and XX Holdings. C. MR. HARTMAN’S SELF-DEALINGS AND MISUSE OF COMPANY RESOURCES AS SILVER STAR CEO 22. Defendant Mr. Hartman served as XX’s (now Silver Star’s7) CEO and Chairman of the Board from its inception in February 2009 until his removal as CEO in October 2022. 6 Mr. and Mrs. Hartman are co-trustees of the Hartman Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by Hartman Trust. 7 For simplicity, below we refer to XX as Silver Star, its present name, even though it would have been known as XX when Mr. Hartman was CEO.

Page 8 of 30 23. As CEO, Mr. Hartman neglected and breached his fiduciary duties by diverting his energy, attention, and resources from company activities to his personal right-wing political and religious endeavors. 24. This impacted the company and its employees. SEC filings of financial statements were routinely delinquent, and demonstrated a lack of liquidity for shareholders. 25. Employees were routinely asked to meet or be available outside of normal business hours to accommodate Mr. Hartman’s schedule. Indeed, there was significant employee turnover at Silver Star under Mr. Hartman’s leadership. 26. Moreover, Mr. Hartman was developing succession plans for young, inexperienced family members, including Margaret Hartman, who was less than five years out of college at the time she was appointed the head of a capital campaign tasked with a team and a $2 million annual budget by her father, thereby destroying morale for seasoned long-term executives and leading to high executive-level turnover. 27. During his tenure at Silver Star, Mr. Hartman repeatedly claimed to investors that he chose to forego his salaries from Silver Star in an attempt to show his interests were aligned with theirs. What he failed to mention, however, is that he sought and received large equity stakes in Silver Star (as with the other companies he ran), and established distributions that outpaced the company’s abilities by manipulating accounts payable and intercompany loans. This allowed Mr. Hartman and his family to receive large monthly distributions of funds in lieu of his salary. From the company’s inception in 2009 until dividend payments were halted in July 2022, Silver Star paid aggregate distributions of approximately $105.66 million. 28. At the same time Mr. Hartman was CEO and Chairman of Silver Star from 2009 to October 2022, he was President, CEO and/or Executive Chairman of: (1) Advisors, Silver Star’s

Page 9 of 30 outside advisor responsible for its day-to-day affairs until July 1, 2020; (2) Property Manager, Silver Star’s outside property manager that managed Silver Star’s properties until July 1, 2020; and (3) XXI. 29. Due to his positions, Mr. Hartman maintained tight control over Silver Star and its operations, and effectively was on all sides of many transactions for Silver Star. Upon information and belief, Mr. Hartman profited by self-dealing between these companies, while concealing the impact of these deals to other Silver Star Board members and investors. 30. For example, both Advisors and Property Manager, run by Mr. Hartman separately from Silver Star to advise Silver Star and manage its properties prior to July 2020, were compensated for their services to Silver Star. Upon information and belief, this benefitted Mr. Hartman. 31. Additionally, upon information and belief, in 2019, Mr. Hartman facilitated a loan from XXI to Silver Star for $10 million under an unsecured promissory note payable to XXI, and provided another $7.168 million in purported advances from XXI to Silver Star thereafter. Upon information and belief, Mr. Hartman had directed the borrowing of cash from XXI to subsidize Silver Star through shortfalls in cash. Moreover, Mr. Hartman used those funds to bolster Silver Star’s financial statements and support monthly dividend payments to shareholders (the largest of which were Mr. Hartman and his affiliates). This dramatically expanded the conflict-of-interest problems with Hartman-related entities because XXI was directly related to Silver Star. To make matters worse, these borrowings were not approved by the Silver Star Board and, upon information and belief, were in violation of XXI’s charter. 32. Upon information and belief, Mr. Hartman and his family regularly diverted company resources to their own benefit.

Page 10 of 30 33. Upon information and belief, Mr. Hartman misused Silver Star resources to establish the Hartman Trust, which thereafter occupied space in Silver Star’s offices and used its resources and employees without compensation or reimbursement. 34. Mr. Hartman also used Silver Star employees for the benefit of his personal residence, requiring them to protest assessed values of that residence for tax purposes and make improvements or repairs to that residence. D. MR. HARTMAN JEOPARDIZED A $259M SPE LOAN THAT HE SECURED AS CEO 35. On or about October 1, 2018, under the direction of Mr. Hartman, SPE8 closed on a term loan with Goldman Sachs Mortgage as lender in the principal amount of $259 million. The $259M SPE Loan was secured by, among other things, first mortgages, deeds of trust, and similar interests on the 39 parcels owned by SPE at that time.9 36. The $259M SPE Loan had an initial maturity date of October 9, 2020, with three one-year extension options. 37. Upon information and belief, Mr. Hartman thwarted several efforts to refinance the loan. In mid-2021, outside advisor Jones Lang LaSalle (“JLL”) was retained to help refinance the $259M SPE Loan. Mr. Hartman complicated the refinancing process by attempting to refinance other loans at the same time and delayed move outs and occupancy of the at-issue properties. He then terminated JLL in or about March 2022. 38. In or about July 2022, Goldman Sachs issued a letter stating they would no longer service the $259M SPE Loan. 8 As noted above, Silver Star formed SPE in July 2018 with XXI and two affiliates that are now wholly-owned by Silver Star for the purpose of entering into the $259M SPE Loan. The affiliates contributed a total of 39 commercial real estate properties to SPE at that time. As of September 2023, SPE owned title to 35 parcels of commercial real estate in Texas, with an estimated portfolio value of over $400 million. 9 As of September 2023, four parcels had been sold since the execution of the $259M SPE Loan.

Page 11 of 30 39. On October 9, 2022, SPE exercised the third and final one-year maturity date extension, which extended the loan’s maturity date to October 9, 2023. 40. On or about October 19, 2022, SPE received a notice of Event of Default under the $259M SPE Loan. The notice alleged that Mr. Hartman failed to comply with the $259M SPE Loan’s insurance requirements relating to a single property, which has since been sold. While the Event of Default was waived so that the final one-year extension to the $259M SPE Loan could be exercised, it triggered cash management provisions, in effect since November 2022, that restricted SPE’s access to tenant receipts from the secured properties and hamstrung further capital management. 41. As of September 13, 2023, the $259M SPE Loan had an outstanding balance of approximately $217 million. E. SILVER STAR’S DISCOVERY OF MR. HARTMAN’S BREACHES OF FIDUCIARY DUTY AND SEPARATION FROM MR. HARTMAN 42. By mid-2022, Silver Star’s Board became concerned about Mr. Hartman’s apparent inattention to Silver Star company matters, late SEC filings, cash shortfalls, executive level turnover, inconsistent internal guidance Mr. Hartman gave the Board, and evasive comments about Mr. Hartman’s attention to the company. 43. The Board held a meeting on or about July 8, 2022 and asked Mr. Hartman a number of tough questions about the $259M SPE Loan and his management of Silver Star. Dissatisfied with Mr. Hartman’s responses to their questions, the independent Board members immediately voted to stop dividend payments. They further voted to hire an outside advisor to assess the

Page 12 of 30 company and Mr. Hartman’s management of the company. Thereafter, outside advisor Raymond James was hired as an advisor to the company. 44. The independent Board member’s investigation of Silver Star revealed mismanagement and self-dealing by Mr. Hartman as CEO of Silver Star, including that: a. Mr. Hartman had taken a dividend advance to which he was not entitled. b. Mr. Hartman has misled the other members of the Board about Silver Star’s performance. c. Mr. Hartman had failed to deliver shareholder liquidity that he had promised for years. d. Mr. Hartman had maintained and expanded his conflicts of interests, for example, by directing substantial transactions with affiliates without disclosure to the Board, investors, and often without proper structure and/or documentation. e. Mr. Hartman had incurred debts on Silver Star’s behalf exceeding $322 million, including over $17 million from XXI that was not approved by the Board and, upon information and belief, was in violation of XXI’s charter. f. Mr. Hartman failed to remedy excessive employee turnover, including at the executive level. g. Mr. Hartman failed to remedy excessive tenant turnover. h. Mr. Hartman paid dividends, of which he and his affiliates were some of the largest recipients, that exceeded funds from operations. i. Mr. Hartman failed to pay vendors, and delinquent accounts payable were rapidly increasing. j. Mr. Hartman failed to help Silver Star refinance the $259M SPE Loan, despite Silver Star working diligently to do so for over nine months. k. Mr. Hartman ballooned Silver Star’s personnel to include approximately 185 employees, many of whom were his friends, family members, or associates. l. In particular, Mr. Hartman positioned his daughter, Margaret Hartman, in a de facto executive role. m. Upon information and belief, Mr. Hartman gave Margaret Hartman approximately $2 million in company funds annually for ostensible equity

Page 13 of 30 raising activities. Resources were overextended and grossly misallocated, and these equity raising activities resulted in minimal funds to Silver Star. n. Mr. Hartman pursued development and acquisition activities despite having inadequate access to capital. o. Mr. Hartman committed all income producing assets as collateral for debts, making Silver Star’s balance sheet rigid. p. Mr. Hartman failed to timely file annual or quarterly financial statements on at least eleven occasions. q. Despite all this, Mr. Hartman focused his time on personal activities outside of Silver Star. 45. As a result of these efforts, the independent Board members began to take corrective actions. 46. These Board members followed Raymond James’ recommendation to reduce general and administrative expenses and attempt to obtain bridge financing to replace the $259M SPE Loan, which had a looming maturity date on the horizon. Yet, Mr. Hartman turned down the idea of bridge financing purportedly because it was too expensive. 47. Adding to this situation, Silver Star’s bankers told the Board members that Silver Star would not be able to raise capital with Mr. Hartman at the helm. The Board formed an Executive Committee of the Board made up of independent Board members to enable more effective governance on October 14, 2022, and removed Mr. Hartman as CEO effective October 15, 2022. 48. The Executive Committee further demanded Mr. Hartman return an improper dividend advance. 49. The Executive Committee then performed a strategic review process to identify, examine, and consider a range of strategic alternatives available to Silver Star. Through that process, they proposed plans to reposition Silver Star’s assets into the self-storage asset class and

Page 14 of 30 away from office, retail, and light industrial assets, as office and other properties had grown out of favor. This process required liquidating Silver Star’s portfolio of properties and would facilitate a substantial pay down of the $259M SPE Loan. On April 6, 2023, the Executive Committee approved these plans. 50. The company further made efforts to extricate its dealings with Mr. Hartman and worked to negotiate a separation agreement with him over several months. On or about January 9, 2023, XXI and Silver Star executed a Separation Agreement to separate Mr. Hartman’s interests from those of Silver Star. See Exhibit 1. This Separation Agreement provided, inter alia, that the $10 million promissory note (with approximately $17 million then owing) made between Silver Star in favor of XXI “shall be satisfied and such debt extinguished between the parties and no principal or interest shall be due any Party.” Id. § 6. It also provided that the parties would “cooperate and negotiate in good faith to resolve any additional matters and to affect an orderly transition on a commercially reasonable basis to wholly separate companies[.]” Id. § 9. 51. The idea behind these negotiations was for Mr. Hartman to take XXI and go his own way, for Mr. Hartman to build a company, and Silver Star to move into the self-storage arena and do the same thing, unentangled from Mr. Hartman. 52. Unfortunately negotiations for a full separation fell apart when Mr. Hartman discovered that he would not be able to extract a higher value for his and his affiliates’ Silver Star shares than they were entitled. Silver Star executives and the Executive Committee simply would not allow a deal that greatly disadvantaged Silver Star’s other shareholders. Upon information and belief, Lisa Hartman and Margaret Hartman were involved in these negotiations at various junctures.

Page 15 of 30 53. On approximately March 10, 2023, the Executive Committee removed Mr. Hartman as Executive Chairman of the Board. Mr. Hartman remains on the Board as a director, as his removal requires a shareholder vote. F. MR. HARTMAN AND HIS CONSPIRATORS’ FRAUDULENT LITIGATION AND LIS PENDENS ACTIONS 54. Dissatisfied with his removal as Executive Chairman and the failure to negotiate an overly-favorable separation from Silver Star, on March 20, 2023, Mr. Hartman and companies in his control (including XXI) filed an Original Petition in the District Court of Harris County, Texas in Cause No. 2023-17944, accusing Silver Star of breaching its contractual obligations to him and his companies inter alia. 55. Further incensed by Silver Star’s disclosure of Mr. Hartman’s breaches of fiduciary duty in Silver Star’s 2022 Annual Report filed May 26, 2023, Mr. Hartman amended his petition on July 7, 2023, and then again on July 18, 2023, to bring additional claims against Silver Star. The second amended petition brought frivolous claims that Mr. Hartman (and his controlled entities) owned an interest in property owned by Silver Star subsidiary SPE. Specifically, Hartman wrongfully claimed that by virtue of XXI’s 2.47% membership interest in SPE, XXI owned an undivided interest in the properties. Further harming Silver Star and SPE, XXI filed lis pendens under Section 12.007 of the Texas Property Code against eight properties (the “Lis Pendens Properties”), knowing that Silver Star was attempting to sell these properties to refinance the $259M SPE Loan that was coming due. A compilation of these lis pendens are attached as Exhibit 6. Silver Star informed Mr. Hartman and his attorney that XXI had no interest in the properties as a matter of law via filings in the litigation and a letter dated August 17, 2023, attached as Exhibit 7. Nevertheless, Mr. Hartman refused to remove the lis pendens or drop his baseless claims of interest, knowing that these actions would cause significant harm to Silver Star and its business.

Page 16 of 30 All the while, Mr. Hartman continued to attempt to negotiate to extract more money and property from Silver Star than he, his family, and/or his affiliates were entitled. 56. Mr. Hartman and his agents, through the leverage created by their actions, attempted to coerce Silver Star into paying Defendants and Hartman-affiliates a significant premium for their interests in Silver Star and its related entities. As a result of such actions by Mr. Hartman and his agents, on September 13, 2023, SPE was forced to file a voluntary Chapter 11 Bankruptcy Petition in the Delaware, Case Number 1:23-bk-11452. An adversarial complaint was also filed to lift the cloud on the titles of the Properties placed by XXI. 57. In a stipulated judgment entered in these proceedings, Mr. Hartman admitted that he “does not possess any interest in [Silver Star’s] real property.” See Exhibit 2, Nov. 27, 2023 Stipulated Final Judgment, Hartman SPE, LLC v. Hartman vReit XXI, Inc., Adv. No. 23-50588, in the United States Bankruptcy Court for the District of Delaware, at 3. 58. Despite temporary bankruptcy relief, the Defendants’ breaches of fiduciary duty and fraudulent actions have injured Silver Star and resulted in significant damages, including, but not limited to, increased debt, decreased assets, diminished property values, increased fees and deposits in transacting Silver Star’s business, interest costs, lost revenue, costs associated with investigations and assessments of Mr. Hartman’s and Mr. Hartman’s agents’ actions, and legal fees to protect Silver Star’s interests and properties. For example, incomplete initial assessments show a loss in property value of more than $36.5 million. Further, Mr. Hartman and his agents have caused in excess of approximately $4.8 million in interest costs to Silver Star—a number that continues to grow. Initial assessments estimate these damages to be more than $50 million. 59. As further evidence of his bad faith refusal to cede control of Silver Star, Mr. Hartman and his attorney claimed that they attempted to solicit proxy statements from stockholders

Page 17 of 30 to remove the current members of the board and replace them with directors supportive of Mr. Hartman. In the course of such conduct, Mr. Hartman and/or his attorney told Silver Star that they made statements and omissions to stockholders regarding the value of Silver Star’s stock and compensation paid to Executive Committee members, statements that Silver Star believes to be false and misleading. Mr. Hartman also failed to file required documents with the SEC. On October 6, 2023, Silver Star sued XXI and Allen and Lisa Hartman in the United States District Court of Maryland in Case No. 1:23-cv-02720 seeking injunctive relief to prohibit these actions and damages. 60. On November 29, 2023, counsel for Silver Star sent a demand letter to Mr. Hartman, the Hartman Trust, and Margaret Hartman, attached as Exhibit 8, summarizing the facts previously stated and demanding Mr. Hartman and his agents cease their continued interference with Silver Star’s business. V. CAUSES OF ACTION COUNT I: FRAUD 61. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 62. Defendant Mr. Hartman represented to Texas courts and government officials that he and/or XXI owned interests in the Lis Pendens Properties. 63. Upon information and belief, at the time Defendant Mr. Hartman made these representations, he knew the representations were false. Alternatively, Defendant Mr. Hartman made these representations recklessly, as a positive assertion, and without knowledge of the truth of those representations. 64. Defendant Mr. Hartman made these representations with the intent that these Texas courts and government officials rely upon them, and with the intent to place a cloud on the Lis

Page 18 of 30 Pendens Properties jeopardizing their sale and/or refinancing of the $259M SPE Loan they secured. 65. These representations were factual in nature, material to the placement of the lis pendens on the Lis Pendens Properties, and false. 66. These Texas courts and government officials reasonably relied on these representations and did in fact enter the lis pendens actions on the Lis Pendens Properties. 67. Silver Star has been damaged by Mr. Hartman’s representations in an amount to be determined at trial. 68. Plaintiff seeks damages within the jurisdictional limits of this Court. 69. Exemplary damages. Plaintiff’s injuries resulted from Defendants’ actual fraud, gross negligence, or malice, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a). COUNT II: FRAUD IN REAL ESTATE AND STOCK TRANSACTIONS (TEX. BUS. & COM. CODE § 27.01) 70. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 71. Defendant Mr. Hartman made false representations of material fact to Texas courts and other Texas officials regarding the ownership of himself and/or XXI in the Properties to induce them to enter the lis pendens actions, upon which Texas courts and officials reasonably relied. 72. These false representations were made with actual awareness of their falsity. 73. Mr. Hartman’s actions have proximately caused damage to Silver Star in an amount to be determined at trial. 74. Plaintiff seeks damages within the jurisdictional limits of this Court. 75. Silver Star seeks actual damages, exemplary damages, attorneys’ fees, expert fees, and costs related to these actions.

Page 19 of 30 76. Exemplary damages. Defendant Mr. Hartman made these false representations with actual awareness of the falsity thereof, failed to disclose the falsity of the representation to Texas courts and other Texas officials and/or Silver Star, and benefitted from the false representation, which entitles Plaintiff to exemplary damages under Texas Business & Commercial Code section 27.01(d). Alternatively, Plaintiff’s injuries resulted from Defendants’ actual fraud, gross negligence, or malice, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a). COUNT III: CIVIL CONSPIRACY TO COMMIT FRAUD 77. Silver Star re-alleges and incorporates by reference paragraphs 1-76 above. 78. Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, XX Holdings, and others conspired together to delay or prohibit the sale of the Lis Pendens Properties by falsely placing lis pendens actions on the properties. 79. Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, XX Holdings, and others agreed on the objective and/or course of action to delay the sale of the Lis Pendens Properties. 80. By filing lis pendens on the Lis Pendens Properties, the Defendants made unlawful, overt acts in support of the conspiracy. 81. Silver Star has been proximately damaged as result of the lis pendens actions in an amount to be determined at trial. 82. Exemplary damages. Plaintiff’s injuries resulted from Defendants’ actual fraud, gross negligence, or malice, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a).

Page 20 of 30 COUNT IV: SLANDER OF TITLE 83. Silver Star re-alleges and incorporates by reference paragraphs 1-82 above. 84. Silver Star subsidiary SPE possessed and continues to possess an interest in the Lis Pendens Properties. 85. Defendant Mr. Hartman represented to Texas courts and government officials, orally or in writing, that he and/or XXI owned interests in the Lis Pendens Properties. 86. Upon information and belief, at the time Defendant Mr. Hartman made these representations, he knew the representations were false. Alternatively, Defendant Mr. Hartman made these representations recklessly, as a positive assertion, and without knowledge of the truth of those representations. Alternatively, Defendant Mr. Hartman made these false representations without reasonable cause regarding title, with neither color of title nor a reasonable belief that he had title. 87. Defendant Mr. Hartman made these representations with the intent that these Texas courts and government officials rely upon them. 88. These representations were material and false. 89. These Texas courts and government officials reasonably relied on these representations and did in fact enter the lis pendens actions on the Lis Pendens Properties, resulting in the publication of these false statements about the title to the Lis Pendens Properties. 90. These lis pendens delayed the sale of the Lis Pendens Properties, decreased the value of these properties, and increased costs associated with holding and selling properties, inter alia. 91. Silver Star has been damaged by Mr. Hartman’s representations in an amount to be determined at trial.

Page 21 of 30 92. Exemplary damages. Plaintiff’s injuries resulted from Defendants’ actual fraud, gross negligence, or malice, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a). COUNT V: TORTIOUS INTERFERENCE 93. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 94. The $259M SPE Loan was a valid contract existing between Silver Star and Goldman Sachs Mortgage. 95. Defendant Mr. Hartman was instrumental in securing the $259M SPE Loan, and knew of agreements to sell certain of SPE’s properties to refinance the loan as it came due in October 2023. 96. Upon information and belief, Mr. Hartman willfully and intentionally prevented the refinancing of the $259M SPE Loan on several occasions. 97. Further, Mr. Hartman and his agents willfully and intentionally filed lis pendens, knowing they had no property interest in the at-issue properties, and placed cloud on their titles to encumber those properties and prevent their sale and the refinancing of the $259M SPE Loan. 98. These acts were a proximate cause of harm to Silver Star. 99. Silver Star has been damaged by Mr. Hartman’s representations in an amount to be determined at trial. COUNT VI: FRAUD BY NONDISCLOSURE 100. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 101. Defendant Mr. Hartman deliberately concealed and/or failed to disclose key information regarding Plaintiff Silver Star and its performance and his self-dealing as CEO.

Page 22 of 30 102. Defendant Mr. Hartman had a duty to disclose the information to Plaintiff because Mr. Hartman had a fiduciary relationship with Plaintiff. 103. The information was material because it impacted decisions regarding debt and dividend payments made by Plaintiff to its shareholders, which were not apparent to Plaintiff’s Board because of Mr. Hartman’s nondisclosure. 104. Defendant Mr. Hartman knew Plaintiff was ignorant of the information and did not have an equal opportunity to discover the truth, in part because Mr. Hartman concealed that information from disinterested executives and Board members. 105. Defendant Mr. Hartman deliberately remained silent and did not disclose the information to Plaintiff. He did not inform the Board of his self-dealings and extensive debt, nor did he disclose the backlog in Plaintiff’s accounts payable or issues with Plaintiff’s cash flow. 106. By deliberately remaining silent, Defendant Mr. Hartman intended for Plaintiff to act without the information. Mr. Hartman deliberately remained silent so that large dividend payments would continue to be paid to him and his affiliates. 107. Plaintiff reasonably and justifiably relied on Defendant Mr. Hartman’s deliberate silence. 108. By deliberately remaining silent, Defendant Mr. Hartman proximately caused injury to Plaintiff, which resulted in damages in an amount to be determined at trial. 109. Plaintiff seeks damages within the jurisdictional limits of this Court. 110. Exemplary damages. Plaintiff’s injuries resulted from Defendants’ actual fraud, gross negligence, or malice, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a).

Page 23 of 30 COUNT VII: NEGLIGENT MISREPRESENTATION 111. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 112. Defendant Mr. Hartman made representations to the Board of Silver Star regarding Silver Star’s performance, that he was working to reduce the amount Silver Star’s outstanding accounts payable, that he was working to reduce employee and tenant turnover, reduce Silver Star’s debt, would increase shareholder liquidity, and would refinance the $259M SPE Loan. 113. These representations were made within the scope of Defendant Mr. Hartman’s business as CEO and Board member of Silver Star. Alternatively, these representations were made within the scope of Defendant Mr. Hartman’s business as CEO of other Hartman-entities. Alternatively, these representations were made with regard to transactions in which Defendant Mr. Hartman had a pecuniary interest. 114. Defendant Mr. Hartman supplied false information and/or made misrepresentations of existing fact for the guidance of Silver Star in its business. 115. Defendant Mr. Hartman knew these statements were false or, alternatively, did not use reasonable care in obtaining or communicating the information underlying these statements. 116. Silver Star justifiably relied on Mr. Hartman’s representations. 117. Defendant Mr. Hartman’s misrepresentations have proximately injured Silver Star in an amount to be determined at trial. 118. Plaintiff seeks damages within the jurisdictional limits of this Court. 119. Exemplary damages. Plaintiff’s injuries resulted from Defendants’ gross negligence, which entitles Plaintiff to exemplary damages under Texas Civil Practice & Remedies Code section 41.003(a).

Page 24 of 30 COUNT VIII: BREACH OF FIDUCIARY DUTIES – ALLEN HARTMAN 120. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 121. At relevant times to this dispute, Defendant Mr. Hartman was the CEO, Chairman of the Board, and/or Director of Silver Star. In each of these roles, Mr. Hartman owed fiduciary duties of care and loyalty to Silver Star. 122. Upon information and belief, Mr. Hartman breached his fiduciary duties by using Silver Star’s resources to operate his family office, support his right-wing political and religious causes, and to raise money for additional funds to generates fees for other Hartman entities. 123. Mr. Hartman breached his fiduciary duties by diverting his attention to non-Silver Star tasks, responsibilities, and interests, including his religious and political endeavors, instead of his duties as CEO of Silver Star. 124. Mr. Hartman breached his fiduciary duties in self-dealing with other companies he owned or controlled. For example, Mr. Hartman breached his fiduciary duties of care and loyalty by engaging in self-dealing with other Hartman entities. Mr. Hartman failed to receive approval from the Silver Star Board before entering into a loan agreement with XXI. Mr. Hartman also failed to notify the Board of his conflict of interest between his status as CEO of both Silver Star and XXI before entering into the loan. 125. Upon information and belief, Mr. Hartman also breached his fiduciary duties to Silver Star by failing to timely provide material financial information to Silver Star’s auditors and by saying negative things about Silver Star to its investors. 126. Upon information and belief, Mr. Hartman also breached his fiduciary duties by engaging in material violations of orders issued by the Silver Star Board, including but not limited

Page 25 of 30 to failing to follow Board directives to refinance the $259M SPE Loan and board directives suspending indefinitely payment of dividends. 127. Mr. Hartman also breached his fiduciary duties of care and loyalty by placing lis pendens on the Lis Pendens Properties. While no longer CEO at the time, Mr. Hartman remained a director on Silver Star’s Board and thus owed continuing duties of care and loyalty. 128. Upon information and belief, Mr. Hartman also breached his fiduciary duties of care and loyalty by making false or misleading statements and/or omissions to stockholders regarding the value of Silver Star’s stock and compensation paid to Executive Committee members, statements that Silver Star believes to be false and misleading, and failing to file required SEC disclosures and filings. While no longer CEO at the time, Mr. Hartman remained a director on Silver Star’s Board and thus owed continuing duties of care and loyalty. 129. Upon information and belief, Mr. Hartman and his agents made these false or misleading statements and/or omissions to extract more value than he or his affiliates were entitled for their Silver Star shares to their benefit and the detriment of Silver Star and its shareholders. 130. These breaches, individually and together, proximately caused injury to Silver Star and its shareholders. Mr. Hartman benefitted from these breaches, individually and together, and/or received fees or other compensation from Silver Star. COUNT IX: BREACH OF FIDUCIARY DUTY – MARGARET HARTMAN 131. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 132. Margaret Hartman was a de facto executive at Silver Star, and owed duties of care of loyalty to Silver Star. 133. Upon information and belief, Margaret Hartman breached her fiduciary duties by participating in the self-dealing schemes along with Mr. Hartman and his affiliates.

Page 26 of 30 134. Upon information and belief, Margaret Hartman also breached her fiduciary duties by receiving approximately $2 million to lead equity raising activities that ultimately did not produce any meaningful return for Silver Star. Margaret Hartman knew that she lacked the experience for that role and those duties. 135. These breaches, individually and together, proximately caused injury to Silver Star and its shareholders. Margaret Hartman benefitted from these breaches, individually and together, and/or received fees or other compensation from Silver Star. COUNT X: CIVIL CONSPIRACY TO BREACH FIDUCIARY DUTY 136. Silver Star re-alleges and incorporates by reference paragraphs 1-60 and 120-135 above. 137. Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, XX Holdings, and others conspired together to breach Mr. Hartman’s and/or Margaret Hartman’s fiduciary duties to Silver Star by engaging in self-dealing with other Hartman entities. 138. These Defendants agreed on the objective and/or course of action to engage in self- dealing with other Hartman entities, in breach of Mr. Hartman’s and/or Margaret Hartman’s fiduciary duties to Silver Star. 139. Allen and Margaret Hartman made unlawful, overt acts towards this objective by signing a contract for $2 million for Margaret Hartman to engage in equity raising activities that, upon information and belief, ultimately raised no meaningful equity for Silver Star. 140. This has proximately damaged Silver Star in an amount to be determined at trial. 141. Additionally, Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, XX Holdings, and others conspired together to breach

Page 27 of 30 Mr. Hartman’s and/or Margaret Hartman’s fiduciary duties to Silver Star by improperly placing lis pendens on the Lis Pendens Properties. 142. These Defendants agreed on the objective and/or course of action to delay the sale of the Lis Pendens Properties and/or the refinancing of the $259M SPE Loan they secured. 143. By placing lis pendens on the properties, Mr. Hartman made unlawful, overt acts in support of the conspiracy. 144. Silver Star has been proximately damaged as result of the lis pendens actions in an amount to be determined at trial. 145. Upon information and belief, Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, and XX Holdings have conspired to cause to bring about the other breaches of fiduciary duty as described in Counts VIII-IX above. COUNT XI: BREACH OF CONTRACT – EXECUTIVE AGREEMENT 146. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 147. The Executive Agreement between Silver Star and Mr. Hartman is a valid and enforceable contract. 148. Silver Star fully performed its obligations under the Executive Agreement or, alternatively, was excused from performing its contractual obligations by Mr. Hartman’s prior material breach. 149. Mr. Hartman breached the Executive Agreement by failing to uphold his duties to Silver Star outlined therein. 150. Silver Star has been proximately damaged by Mr. Hartman’s breach in an amount to be determined at trial.

Page 28 of 30 COUNT XII: BREACH OF CONTRACT – SEPARATION AGREEMENT 151. Silver Star re-alleges and incorporates by reference paragraphs 1-60 above. 152. The Separation Agreement between Silver Star and XXI is a valid and enforceable contract. 153. Silver Star fully performed its obligations under the Separation Agreement or, alternatively, was excused from performing its contractual obligations by XXI’s prior material breach. 154. XXI breached the Separation Agreement by suing to recover the debt that Section 6 of the Separation Agreement extinguished. 155. XXI also breached the Separation Agreement by failing to cooperate to affect an orderly transition to wholly separate XXI and Silver Star. 156. Silver Star has been proximately damaged by XXI’s breach in an amount to be determined at trial. VI. ATTORNEYS’ FEES Based on the foregoing violations of fiduciary duties, tortious interference, breaches of contracts, fraud, conspiracy and/or Statutory Fraud on Real Estate (Tex. Bus. & Com. Code § 27.01), Silver Star will seek to recover its fair and reasonable attorney’s fees incurred in the prosecution of this action. Further, Defendants’ wrongful actions during the lis pendens action and the Bankruptcy action proximately and naturally caused Plaintiff to incur attorneys fees to defend and prosecute each action at Plaintiff’s own expense, including the payment of reasonable and necessary attorney fees. Plaintiff is entitled to recover payment for the reasonable and necessary attorney fees and expenses incurred in each suit, in an amount to be proven at trial.

Page 29 of 30 VII. REQUEST FOR JURY Pursuant to the Texas Rules of Civil Procedure, Silver Star requests a trial by jury and tenders the appropriate fee with this petition. VIII. CONDITIONS PRECEDENT All conditions precedent to Plaintiff’s claim for relief have been performed or have occurred. IX. OBJECTION TO ASSOCIATE JUDGE Plaintiff objects to the referral of this case to an associate judge for hearing a trial on the merits or presiding at a jury trial. X. PRAYER FOR RELIEF WHEREFORE PREMISES CONSIDERED, Plaintiff Silver Star requests Defendants Allen and Lisa Hartman, individually and as Trustees for Hartman Trust, Margaret Hartman, XXI, and XX Holdings be cited to appear and answer, and that upon final trial Silver Star have judgment against Defendants, jointly and severally, for the following: a. All legal damages, including all actual damages and any out-of-pocket expense incurred by Plaintiff; b. Exemplary damages; c. Attorney’s fees; d. Costs of court; e. Pre-judgment interest at the highest rate allowed by contract or law; f. Post-judgment interest on all of the foregoing at the highest prevailing legal rate allowed by law or contract from judgment until paid; and g. Any and all other relief to which Plaintiff is justly entitled.

Page 30 of 30 Dated: December 14, 2023 Respectfully submitted, WINSTON & STRAWN LLP /s/ Paula W. Hinton Paula W. Hinton Texas Bar No. 09710300 phinton@winston.com Robine K. Morrison Grant Texas Bar No. 24099736 rgrant@winston.com 800 Capitol Street, Suite 2400 Houston, Texas 77002 Tel. (713) 651-2600 Fax (713) 651-2700 Counsel for Plaintiff Silver Star Properties REIT, Inc.

Exhibit A-2 [See Attached]

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 1/11 SC 13D/A 1 tm2331741d1_sc13da.htm SC 13D/A UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D/A (Rule 13d-101) Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a) Under the Securities Exchange Act of 1934 (Amendment No. 2) Silver Star Properties REIT, Inc. (Name of Issuer) Common Stock, par value $.001 per share (Title of Class of Securities) N/A (CUSIP Number) Allen R. Hartman 11211 Katy Freeway, Suite 309 Houston, Texas 77079 (281) 380-0770 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications November 22, 2023 (Date of Event Which Requires Filing of This Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨ Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm

CUSIP No. N/A 13D Page 2 of 11

1	Names of Reporting Persons Allen R. Hartman	
2	Check the Appropriate Box if a Member of a Group	(a) ☑ (b) ☐
3	SEC Use Only	
4	Source of Funds: OO	
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: U.S.A	

Number of Shares Beneficially Owned by Each Reporting Person With		
	7	Sole Voting Power: 1,800,489[1]
	8	Shared Voting Power: 2,813,732[2]
	9	Sole Dispositive Power: 1,800,489[1]
	10	Shared Dispositive Power: 2,813,732[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,614,221	
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13	Percent of Class Represented by Amount in Row (11): 13.2%[3]	
14	Type of Reporting Person: IN	

Notes:

(1) The amount includes (a) 602,261 shares owned by Allen R. Hartman, (b) 19,000 shares held by Hartman XX Holdings, Inc. ("Holdings"), and (c) 1,198,228 shares owned by Hartman vREIT XXI, Inc. ("vREIT"). These amounts are also included below for Holdings and vREIT. Mr. Hartman is the Executive Chairman and CEO of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by Holdings. Mr. Hartman is the sole stockholder of vREIT and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by vREIT.

(2) These shares are held by the Hartman Family Protection Trust (the "Trust"). Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included below for Lisa Hartman and the Trust.

(3) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 2/11

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 3/11 CUSIP No. N/A 13D Page 3 of 11 1 Names of Reporting Persons Hartman Family Protection Trust 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: OO 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: U.S.A Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 2,813,7324 8 Shared Voting Power: 0 9 Sole Dispositive Power: 2,813,7324 10 Shared Dispositive Power: 0 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 2,813,732 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 8.1%5 14 Type of Reporting Person: OO Notes: (4) The shares are owned by the Trust. Allen R. Hartman and Lisa Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and below for Lisa Hartman. (5) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 4/11 CUSIP No. N/A 13D Page 4 of 11 1 Names of Reporting Persons Hartman XX Holdings, Inc. 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: OO 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: Texas, U.S.A. Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 19,0006 8 Shared Voting Power: 0 9 Sole Dispositive Power: 19,0006 10 Shared Dispositive Power: 0 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 19,000 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 0.1%7 14 Type of Reporting Person: CO Notes: (6) The shares are owned by Holdings. Allen R. Hartman is the sole stockholder of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to shares owned by Holdings. These shares are also included above for Mr. Hartman. (7) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm

CUSIP No. N/A 13D Page 5 of 11

1	Names of Reporting Persons Hartman vREIT XXI, Inc.		
2	Check the Appropriate Box if a Member of a Group		(a) ☑ (b) ☐
3	SEC Use Only		
4	Source of Funds: OO		
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization: Maryland, U.S.A.		
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,198,228[8]	
	8	Shared Voting Power: 0	
	9	Sole Dispositive Power: 1,198,228[8]	
	10	Shared Dispositive Power: 0	
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,228		
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:		☐
13	Percent of Class Represented by Amount in Row (11): 3.4%[9]		
14	Type of Reporting Person: CO		

Notes:

(8) The shares are owned by vREIT. Allen R. Hartman is the Executive Chairman and Chief Executive Officer of vREIT and, by virtue of such positions, has sole voting and investment discretion with respect to shares owned by vREIT. These shares are also included above for Mr. Hartman.

(9) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 5/11

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 6/11 CUSIP No. N/A 13D Page 6 of 11 1 Names of Reporting Persons Lisa Hartman 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: PF 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: U.S.A Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 3,42010 8 Shared Voting Power: 2,813,73211 9 Sole Dispositive Power: 3,42010 10 Shared Dispositive Power: 2,813,73211 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 2,817,152 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 8.1%12 14 Type of Reporting Person: IN Notes: (10) The shares are owned by the Reporting Person, who is the spouse of Allen R. Hartman. By virtue of such relationship, Mr. Hartman and Mrs. Hartman may be deemed to share voting and/or investment discretion with respect to such shares. (11) These shares are held by the Trust. Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and the Trust. (12) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 7/11 CUSIP No. N/A 13D Page 7 of 11 1 Names of Reporting Persons Charlotte Hartman 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: OO 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: U.S.A Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 91,430 8 Shared Voting Power: 0 9 Sole Dispositive Power: 91,430 10 Shared Dispositive Power: 0 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 0.3%13 14 Type of Reporting Person: IN Notes: (13) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 8/11 CUSIP No. N/A 13D Page 8 of 11 1 Names of Reporting Persons Victoria Hartman Massey 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: OO 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: U.S.A Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 91,430 8 Shared Voting Power: 0 9 Sole Dispositive Power: 91,430 10 Shared Dispositive Power: 0 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 0.3%14 14 Type of Reporting Person: IN Notes: (14) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 9/11 CUSIP No. N/A 13D Page 9 of 11 1 Names of Reporting Persons Margaret Hartman 2 Check the Appropriate Box if a Member of a Group (a) þ (b) ¨ 3 SEC Use Only 4 Source of Funds: OO 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ¨ 6 Citizenship or Place of Organization: U.S.A Number of Shares Beneficially Owned by Each Reporting Person With 7 Sole Voting Power: 441,359 8 Shared Voting Power: 0 9 Sole Dispositive Power: 441,359 10 Shared Dispositive Power: 0 11 Aggregate Amount Beneficially Owned by Each Reporting Person: 441,359 12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨ 13 Percent of Class Represented by Amount in Row (11): 1.3%15 14 Type of Reporting Person: IN Notes: (15) The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 10/11 Page 10 of 11 This Amendment No. 2 on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the undersigned on October 17, 2023, as previously amended on October 24, 2023 (as amended, the “Schedule 13D”), in respect of the common stock, par value $.001 per share, of Silver Star Properties REIT, Inc. (“Silver Star”). Item 4. Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to disclose that, on November 22, 2023, Allen R. Hartman and Hartman vREIT XXI, Inc. (collectively, the “Plaintiffs”) filed a Second Amended Complaint for Declaratory and Preliminary and Permanent Injunctive Relief (the “Second Amended Complaint”) in the Circuit Court for Baltimore City, Maryland (Case No. 24C23003722) against Silver Star and the Executive Committee of its Board of Directors (collectively, the “Defendants”). The Second Amended Complaint adds a fourth count (styled as Count I) pursuant to which the Plaintiffs have asked the court to compel the Defendants to comply with Section 15.2(a) of the Third Amended and Restated Articles of Incorporation of Silver Star, as corrected, by liquidating Silver Star’s assets. Section 15.2(a) requires Silver Star to begin the process of liquidating its assets if, within 10 years of the termination of its initial public offering, Silver Star’s Board of Directors (the “Board”) has not caused Silver Star’s common stock to be listed or quoted for trading on an established securities exchange unless the Board has obtained the approval of a majority of Silver Star’s stockholders to defer the liquidation or approve an alternate strategy. In its periodic reports filed with the SEC, Silver Star has disclosed that its initial public offering terminated on April 25, 2013. As of April 25, 2023, the shares of Silver Star’s common stock were not listed or quoted for trading on an established securities exchange and the Board had not obtained the approval of a majority of Silver Star’s stockholders to defer the liquidation or approve an alternate strategy. Item 7. Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to add the following exhibit: Exhibit No. Description 99.3 Second Amended Complaint in the Maryland Litigation (filed herewith).

12/8/23, 1:54 PM sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm https://www.sec.gov/Archives/edgar/data/1446687/000110465923121903/tm2331741d1_sc13da.htm 11/11 Page 11 of 11 SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 29, 2023 /s/ Allen R. Hartman Allen R. Hartman Dated: November 29, 2023 HARTMAN FAMILY PROTECTION TRUST By: /s/ Allen R. Hartman Name:Allen R. Hartman Title: Trustee Dated: November 29, 2023 HARTMAN XX HOLDINGS, INC. By: /s/ Allen R. Hartman Name:Allen R. Hartman Title: President Dated: November 29, 2023 HARTMAN vREIT, INC. By: /s/ Allen R. Hartman Name:Allen R. Hartman Title: Executive Chairman and CEO Dated: November 29, 2023 /s/ Lisa Hartman Lisa Hartman Dated: November 29, 2023 /s/ Charlotte Hartman Charlotte Hartman Dated: November 29, 2023 /s/ Victoria Hartman Massey Victoria Hartman Massey Dated: November 29, 2023 /s/ Margaret Hartman Margaret Hartman

Exhibit A-3 [See Attached]

12/8/23, 1:31 PM SEC FORM 3 https://www.sec.gov/Archives/edgar/data/1654948/000101410023000059/xslF345X02/primary_doc.xml 1/3 SEC Form 3 FORM 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 or Section 30(h) of the Investment Company Act of 1940 OMB APPROVAL OMB Number: 3235- 0104 Estimated average burden hours per response: 0.5 1. Name and Address of Reporting Person* Hartman Family Protection Trust (Last) (First) (Middle) 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip) 2. Date of Event Requiring Statement (Month/Day/Year) 10/04/2023 3. Issuer Name and Ticker or Trading Symbol SILVER STAR PROPERTIES REIT, INC [ N/A ] 4. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below) 5. If Amendment, Date of Original Filed (Month/Day/Year) 6. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person Table I - Non-Derivative Securities Beneficially Owned 1. Title of Security (Instr. 4) 2. Amount of Securities Beneficially Owned (Instr. 4) 3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5) 4. Nature of Indirect Beneficial Ownership (Instr. 5) Common Stock 4,614,221(1)(2)(3)(4)(5)(6)(7) (8) D Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) 1. Title of Derivative Security (Instr. 4) 2. Date Exercisable and Expiration Date (Month/Day/Year) 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) 4. Conversion or Exercise Price of Derivative Security 5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5) 6. Nature of Indirect Beneficial Ownership (Instr. 5) Date Exercisable Expiration Date Title Amount or Number of Shares 1. Name and Address of Reporting Person* Hartman Family Protection Trust (Last) (First) (Middle) 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip) 1. Name and Address of Reporting Person* Hartman XX Holdings, Inc. (Last) (First) (Middle)

12/8/23, 1:31 PM SEC FORM 3 https://www.sec.gov/Archives/edgar/data/1654948/000101410023000059/xslF345X02/primary_doc.xml 2/3 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip) 1. Name and Address of Reporting Person* Hartman vREIT XXI, Inc. (Last) (First) (Middle) 2909 HILLCROFT SUITE 420 (Street) HOUSTON TX 77057 (City) (State) (Zip) 1. Name and Address of Reporting Person* Hartman Lisa (Last) (First) (Middle) 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip) 1. Name and Address of Reporting Person* Hartman Charlotte (Last) (First) (Middle) 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip) 1. Name and Address of Reporting Person* Massey Victoria Hartman (Last) (First) (Middle) 11211 KATY FREEWAY SUITE 309 (Street) HOUSTON TX 77079 (City) (State) (Zip)

12/8/23, 1:31 PM SEC FORM 3

1. Name and Address of Reporting Person*		
Hartman Margaret		
(Last)	(First)	(Middle)
11211 KATY FREEWAY		
SUITE 309		
(Street)		
HOUSTON	TX	77079
(City)	(State)	(Zip)

Explanation of Responses:

1. The reporting persons are part of group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, that includes the reporting persons and Allen R. Hartman, who beneficially owns 4,614,221 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

2. Hartman Family Protection Trust (the "Trust") is the record owner of 2,813,732 shares of common stock. Each of the reporting persons disclaims beneficial ownership of the shares beneficially owned by Allen R. Hartman.

3. Hartman XX Holdings, Inc. is the record owner of 19,000 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

4. Hartman vREIT XXI, Inc. is the record owner of 1,198,229 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

5. Lisa Hartman is the record owner of 3,420 shares of common stock and, as a trustee of the Trust, is deemed to beneficially own 2,813,732 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

6. Charlotte Hartman is the record owner of 91,430 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

7. Victoria Hartman Massey is the record owner of 91,430 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

8. Margaret Hartman is the record owner of 441,359 shares of common stock. The reporting persons disclaim beneficial ownership of the shares owned by Allen R. Hartman.

/s/ Allen R. Hartman, Trustee	11/29/2023
Allen R. Hartman, President & CEO	11/29/2023
Allen R. Hartman, Executive Chairman and CEO	11/29/2023
/s/ Lisa Hartman	11/29/2023
/s/ Charlotte Hartman	11/29/2023
/s/ Victoria Hartman Massey	11/29/2023
/s/ Margaret Hartman	11/29/2023
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

https://www.sec.gov/Archives/edgar/data/1654948/000101410023000059/xslF345X02/primary_doc.xml 3/3

Exhibit A-4 [See Attached]

    Contact www.linkedin.com/in/margaret- hartman-87648597 (LinkedIn) Top Skills Sales Real Estate Crowdfunding Margaret Hartman Associate at Hartman Income REIT Houston, Texas, United States Experience Hartman Income REIT Associate May 2021 - Present (2 years 9 months) Houston, Texas, United States Hines 4 years Senior Analyst September 2019 - May 2021 (1 year 9 months) Houston, Texas Area Analyst June 2017 - September 2019 (2 years 4 months) Houston, Texas Area Hines Analyst Intern June 2016 - August 2016 (3 months) Houston, Texas Area Education Texas A&M University Bachelor of Business Administration (B.B.A.), Business Honors and Finance · (2013 - 2017) Second Baptist School  · (2004 - 2013)   Page 1 of 1

Exhibit A-5 [See Attached]

BARRY FLYNN PARTNER BFLYNN@GRSM.COM DIRECT DIAL: (713) 490-4874 ATTORNEYS AT LAW TRANSWESTERN TOWER 1900 WEST LOOP SOUTH, SUITE 1000 HOUSTON, TX 77027 WWW.GRSM.COM August 17, 2023 Thomas Lightsey VIA EMAIL- Tom@Lightsey.Legal.com Law Offices of Thomas N. Lightsey III., P.C. 5151 San Felipe, Suite 400 Houston, Tx 77056 In re: Cause No. 2023-17944; Allen R. Hartman v. Silver Star Properties REIT, et al; In the 133rd Judicial District Court, Harris County, Texas. DEMAND FOR IMMEDIATE WITHDRAWAL OF ALL NOTICES OF LIS PENDENS AND DISMISSAL OF CLAIMS TO TITLE Dear Mr. Lightsey: As you know this firm and I represent all Defendants in the above referenced case. I ask that you provide both Mr. Hartman and the Board of HARTMAN XXI with a copy of this letter as I believe the claims being asserted hereafter can and likely will have a significant, long-term impact on anyone and everyone who is knowledgeable of or has participated in any manner in the conduct described. The specific actions about which I now write are the wrongful, unauthorized filing of numerous Notices Of Lis Pendens against various properties owned by my clients and the groundless claims of title to same. Such Lis Pendens, as Mr. Hartman well knows, are interfering with closings of several SILVER STAR properties and materially interfering with SILVER STAR’S business operations to the extreme detriment of its shareholders. Such closings are critical to SILVER STAR’s operations and going forward viability, including securing refinancing of its long-term debt, a task Mr. Hartman woefully failed at accomplishing as Chairman and Chief Executive Officer of SILVER STAR. His conduct is clearly willful and intentionally damaging to SILVER STAR. This is very disturbing for many reasons, not the least of which is the fact that Mr. Hartman, as a director of SILVER STAR, clearly appears to have access to and is utilizing private, confidential and proprietary information of SILVER STAR to his personal benefit and against and to damage and harm SILVER STAR. Further, this conduct violates his fiduciary duty by self-dealing, utilizing private information and constitutes fraud on SILVER STAR and its investors, many of whom he personally solicited and promoted. As you also know, SILVER STAR asserts that Mr. Hartman has perpetrated and continues to perpetuate financial fraud. This conduct further is clear proof of SILVER STAR’s arguments.

August 17, 2023 Page 2 of 2 In addition to the foregoing, both you and Mr. Hartman well know that under Delaware law, the controlling law in this instance, and as described in our Motion To Dismiss, a shareholder has no interest in any particular asset of a company of which he is an owner. Such shareholder, if appropriate, may pursue a money damages claim if he in good faith believes he has been damaged, but he/she does not have any right to a lien on any particular asset while such case is pending. The fact that your conduct is groundless, especially considering the obviously foreseeable damages, is exactly what makes your and Mr. Hartman’s conduct so egregious. Also, under applicable law, since neither Mr. Hartman nor any of his companies actually own any of the properties in question, they have no legal right to pursue Lis Pendens. It also appears that you are clearly aware of this fact because even in your Second Amended Petition you seek a Declaratory Judgment as to such alleged rights. If you were confident in your clients’ rights there would be no need for any declaration, you could just file the Notices. Your conduct is knowing and intentional, further adding to the egregious nature. In summary, it is clear to me and my client that Al Hartman is seeking to intentionally and wantonly damage a company of which he refuses to resign as a director. There can be no clearer violation of his fiduciary duties. His efforts are groundless, brought in bad faith and if we must pursue this matter further, we will seek sanctions against him and anyone knowledgeable and participating in such behavior. Accordingly, demand is hereby made that your clients immediately withdraw any and all Notices Of Lis Pendens and claims to title of any such properties. If we are not notified of such withdrawal by 5:00 p.m. on Friday August 18, 2023, we will seek an Emergency Hearing and will seek such sanctions and attorney’s fees. Should you wish to discuss this matter, please contact me promptly as the damage accrues daily. Very truly yours, /s/ Barry G. Flynn Barry G. Flynn BGF:jt Enclosures

Exhibit A-6 [See Attached]

Case 23-50588-MFW Doc 16 Filed 11/27/23 Page 1 of 4

Case 23-50588-MFW Doc 16 Filed 11/27/23 Page 2 of 4

Case 23-50588-MFW Doc 16 Filed 11/27/23 Page 3 of 4

MARY F. WALRATH UNITED STATES BANKRUPTCY JUDGE Dated: November 27th, 2023 Wilmington, Delaware Case 23-50588-MFW Doc 16 Filed 11/27/23 Page 4 of 4

Exhibit A-7 [See Attached]

January 9, 2023 To: Al Hartman, CEO of Hartman vREIT XXI, Inc. From: Mark Torok, CEO of Silver Star Properties REIT, Inc. RE: Separation of Silver Star Properties REIT, Inc, (17k/a Hartman Short Term Income Properties XX, Inc. and Hartman vREIT XXI, Inc.) This letter of intent sets forth our intention and understanding as to the essential tenns of the separation of Hartman vREIT XX!, Inc. ("vREIT XX!") and Silver Star Properties REIT, Inc. f/k/a Hartman Short Term Income Properties XX, Inc. ("Silver Star") (each a "Party" and collectively, the "Parties"). Whereas, advisory services and property management services are provided by Silver Star (through various subsidiaries) to vRE[T XXI, under certain Advisory Agreements and Property Management Agreements; and Whereas, the Parties wish to tenninate the Advisory Agreements and Property Management Agreements and to separate their respective operations from each other; Now therefore, the Parties hereby agree as follows: l. Saleffransfer of H,irtman XXJ Advisors, LLC. All ownership interests of Hartman XX! Advisors, LLC by Hartman Advisors, LLC (a wholly owned subsidiary of Silver Star) shall be transferred to vREIT XX! effective April I, 2023. 2. Payment of Real Estate Taxes. Silver Star shall pay to the appropriate taxing authorities those ad valorum taxes (property ta.'les) owed by vREIT XX! for 2022 for the following properties, to be paid by Silver Star out of the proceeds of the sale from the 820 Business Park property: Property Village Point Richardson Tech Center Ft Worth Longhorn Grand Prairie Spectrum I J 211 Katy Freeway 1400 Broadfield I 6420 Park Ten 7915 FM 1960 Timberway Il One Park Ten Two Park Ten Total 2022 Tax Due $150,143.44 $131,052.17 $ 28,626.40 $ 10,427.49 $447,915.34 $121,906.86 $224,747.84 $167,915.98 $144,676.12 $249,326.38 $72,565.18 $121,603.86 $1,880,563.48

Any penalties owed to the authorities in the event the ad valorum truces are not paid when due, shall be paid out of the proceeds of the aforementioned sale. 3. Termination of Property Management Agreements. Those certain Property Management Agreements by and between Hartman Income REIT Management, Inc., a wholly owned subsidiruy of Silver Star (the "Property Manager"), and various wholly owned entities of vREIT XXI holding properties (the "Property Management Agreements") shall be tenninated effective April I, 2023 and any amounts due and owing under the Property Management Agreements to the Property Manager shall be paid as provided in the Property Management Agreements and thereafter, each Party shall be released from any and al! obligations thereunder except for any indemnification provisions thereunder or other provisions that expressly survive the termination of the Property Management Agreement. 4. Common Investments. vREIT XXI currently owns an approximate 2.4 7% interest in Hartman SPE, LLC, which is encumbered by that certain SASB loan originally originated by Goldman Sachs in the principal amount of$259,000,000 (the "SASB Loan"). The remaining majority interest (97.53%) is owned by a subsidiary of Silver Star. Silver Star is engaged in refinancing that SASB Loan and/or selling properties covered thereby, and shall pay to vREIT XX! for its interest in an amount equal to the net asset value of the SPE properties as of December 31, 2022 multiplied by 2.47%. Payment for the SPE interest to vREIT XX! shall be on or before December 3 I, 2023. 5. Redemption of Silver Star securities owned by vREIT XXI. Currently, vREIT XX! owns approximately 1,198,228 common shares of Silver Star and 59,740 OP units of Hartman XX Limited Partnership, a subsidiary of Silver Star. Silver Star shall pay to vRElT XX!, the value of such shares of Silver Star as determined by multiplying the number of shares by the net asset value as determined by the Board of Directors of Silver Star as of December 31, 2022. OP Units will be redeemed as if they had been converted on an one-for-one basis into shares of Silver Star immediately preceding such payment. Payment for such shares and OP Units shall be on or before December 31, 2023. 6. Satisfaction of Note. That certain Promissory Note made by Silver Star in favor ofvRE!T XXI, dated November I, 20 l 9, in the original amount of $10,000,000, said balance on such Note as of September 30, 2022, being $17,161,000, (the "Note") shall be satisfied and such debt extinguished between the parties and no principal or interest shall be due any Party. 7. Information Systems. Silver Star will provide vREIT XX!'s data from its systems in a fonn reasonably retrieved from its systems. Any conversion of such data and integration of such data into vREIT XXl's systems shall be the sole responsibility ofvREIT XXL 9. Other Matters/Cooperation. The Parties acknowledge that this letter of intent does not cover all of the matters that may need lo be resolved lo effect the separation (i.e. the Summer Energy litigation, the use of the name, employees and use of staff, Board and officer positions, etc.). The Parties agree to cooperate and negotiate in good faith to resolve any additional matters and to affect an orderly transition on a commercially reasonable basis to wholly separate companies, with separate Board of Directors, officers, management, employees, and principal office. 10. Pre-Closing Covenants. The parties will use their reasonable best efforts to obtain all necessary third-party and government consents (including all certificates, permits and approvals required in connection herewith. The parties agree to prepare, negotiate and execute a definitive agreement which will reflect the terms set forth in this letter agreement, and will contain customary representations and warranties.

11. Public Announcement. All press releases and public announcements relating to the separation of the Parties will be agreed to and prepared jointly by the parties.

12. Expenses. Each Party will pay all of its expenses, including legal fees, incurred in connection with the separation.

13. Audit. Silver Star employees shall prepare such documents as are necessary for Weaver Tidwell, auditors, to prepare their annual audit report for vREIT XXI Inc. for 2022 pursuant to the terms of the Advisory Agreement.

14. Board of Directors Approval. This letter agreement is subject to each respective Parties' Board of Directors approval and modification.

Each Party acknowledges that this letter of intent is intended to outline initial terms for consideration only and is in no manner intended to obligate any Party contractually and no such obligation shall arise unless or until a mutually satisfactory agreement is fully executed by and delivered to all parties. If you are in agreement with the terms of this letter agreement as a basis to move forward, please sign in the space provided below and return a signed copy to Mark T. Torok, CEO of Silver Star by the close of business on January 16, 2023. Upon receipt of a signed copy of this letter, we will proceed with our plans effectuate a separation of the Parties in a timely manner.

Very truly yours,

Silver Star Properties REIT, Inc. f/k/a Hartman Short Term Income Properties XX, Inc.

By: ____________________

Mark T. Torok, CEO

Agreed and Accepted:

Hartman vREIT XXI, Inc.

By: ____________________

Allen R. Hartman, CEO

Exhibit B [See Attached]

IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND SILVER STAR PROPERTIES REIT, INC., a Maryland corporation, 2909 Hillcroft, Suite 420 Houston, TX 77057 Plaintiff, v. HARTMAN VREIT XXI, INC., a Maryland corporation, 2405 York Road, Suite 201 Lutherville Timonium, MD 21093-2264 Serve on: CAPITOL CORPORATE SERVICES, INC. Resident Agent, 3206 Tower Oaks Blvd 4th Floor Rockville, MD 20852 and ALLEN R. HARTMAN 918 Huntington Cove Houston, TX 77063 and LISA HARTMAN, 918 Huntington Cove Houston, TX 77063 Defendants. Civil Action No. _______________ COMPLAINT FOR INJUNCTIVE AND OTHER RELIEF Plaintiff Silver Star Properties REIT, Inc., by and through its undersigned counsel and in support of this Complaint against Defendants Hartman vREIT XXI, Inc., Allen R. Hartman, and Lisa Hartman (collectively, “Defendants”), alleges as follows: Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 1 of 19

- 2 - THE PARTIES 1. Plaintiff Silver Star Properties REIT, Inc. (the “REIT”) is a corporation formed under the Maryland General Corporation Law, MD. CODE ANN., CORPS. & ASS’NS, §§ 1-101 et seq. (“MGCL”), with offices located at 2909 Hillcroft, Suite 420, Houston, TX 77057. 2. Defendant Hartman vREIT XXI, Inc. (“Hartman vREIT XXI”) is a Maryland corporation with a mailing address of 2405 York Road, Suite 201, Lutherville Timonium, MD 21093-2264. Hartman vREIT XXI is a stockholder of the REIT. 3. Defendants Allen R. Hartman (“Hartman”) and Lisa Hartman are husband and wife. Hartman was formerly the Executive Chairman of the REIT and is currently a member of the Board of Directors of the REIT (the “Board of Directors”). Both Hartman and Lisa Hartman are stockholders of the REIT. 4. Hartman is the beneficial owner of shares of the REIT’s common stock held under his name, Lisa Hartman’s name, and under Hartman vREIT XXI. All of Hartman’s conduct alleged herein was taken as the beneficial owner of these shares and therefore is attributed to Hartman vREIT XXI and Lisa Hartman. JURISDICTION AND VENUE 5. This Court has exclusive jurisdiction over the subject matter of this action pursuant to 15 U.S.C. § 78aa because this matter involves violations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. The Court thus has federal question jurisdiction under 28 U.S.C. § 1331. 6. This Court has personal jurisdiction over Hartman, Hartman vREIT XXI, and Lisa Hartman because Hartman is on the REIT’s Board of Directors and Hartman’s actions outlined herein, acting as the beneficial owner of shares of the REIT’s common stock held by himself, Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 2 of 19

- 3 - Hartman vREIT XXI, and Lisa Hartman, were designed to cause harm to the REIT and were designed to cause a change of control of the REIT, thereby directly implicating Maryland law and causing harm within the State. Moreover, Hartman vREIT XXI is a Maryland corporation. 7. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) because it is a judicial district where a substantial part of the events or omissions giving rise to the claims asserted herein occurred. PRELIMINARY STATEMENT 8. The REIT brings this lawsuit to enjoin Defendants’ ongoing violations of the federal securities laws, particularly Sections 13(d) and 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 promulgated thereunder. On March 10, 2023, the Executive Committee of the Board of Directors (the “Executive Committee”) removed Hartman as Executive Chairman of the Board of Directors of the REIT. Hartman is now engaging in an improper scheme to remove the current directors of the REIT through an unlawful and deceitful proxy solicitation and contest, in which Hartman attempts to solicit stockholder support to remove the current members of the Board of Directors, install a new slate of directors who are supportive of Hartman, and subsequently reinstate Hartman as the Executive Chairman of the REIT. This is being accomplished through Hartman’s false and misleading statements and omissions made to stockholders, all in violation of the federal securities laws. 9. Hartman has further violated federal securities laws by becoming the beneficial owner of a certain number of shares of the REIT’s common stock and failing to file a Schedule 13D with the SEC as required under Section 13(d) of the Exchange Act, by soliciting proxies but failing to provide each solicited stockholder a publicly-filed preliminary or definitive proxy statement on Schedule 14A as required by Rule 14a-3 under the Exchange Act, and by using false Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 3 of 19

- 4 - and misleading statements and omissions to solicit stockholders. 10. By this action, the REIT seeks judgment requiring Hartman to comply with the federal securities laws and regulations, requiring Hartman to distribute to stockholders a corrective disclosure statement that complies with all applicable requirements under the federal securities laws and is approved by the Court, to make other required filings and disclosures with the SEC as required by federal law, to require a “cooling-off” period, and enjoining Hartman from disseminating false and misleading statements to stockholders, or taking any other action to unlawfully solicit stockholder proxies or consents. BACKGROUND 11. The REIT is a self-managed corporation with a focus on institutional-grade self-storage property acquisitions. The REIT owns and operates income-producing commercial real estate properties, including office buildings, retail shopping centers and flex and industrial properties in the Houston, Dallas, and San Antonio, Texas markets. Recently, the REIT changed its strategy to focus on acquiring well-located self-storage facilities in markets with significant demand for self-storage. 12. The REIT was formed in 2009 under the MGCL for any lawful business or activity permitted to corporations generally by the MGCL (including, without limitation or obligation, engaging in business as a “real estate invest trust” as defined in Section 856 of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations promulgated thereunder). 13. As of August 1, 2023, the REIT had approximately 34,894,496 shares of common stock outstanding owned by approximately 4,451 stockholders. 14. The REIT’s shares are not listed on a national securities exchange, but the REIT’s shares of common stock are registered under Section 12(g) of the Exchange Act and, accordingly, Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 4 of 19

- 5 - the REIT is required to file annual, quarterly, and current reports with the SEC and is otherwise subject to regulation by the SEC under the Exchange Act. 15. Because the REIT’s shares of common stock are registered under the Exchange Act, any proxy or consent solicitation involving the REIT’s shares is subject to the provisions of the Exchange Act, including, without limitation, Section 14 and Regulation 14A. 16. On March 10, 2023, the Executive Committee removed Hartman as the Executive Chairman of the Board of Directors of the REIT. The Executive Committee took this action because of issues relating to various violations of fiduciary and other duties owed to the REIT by Hartman. 17. Hartman remains a director on the REIT’s Board of Directors and owes fiduciary duties of loyalty, care, and obedience to the REIT. December 31, 2022 NAV Calculation 18. The REIT files annual and quarterly reports with the SEC as required by the Exchange Act and the Rules promulgated thereunder. 19. To finalize the Form 10-K for the fiscal year ending on December 31, 2022, the Executive Committee commissioned a valuation report (the “Valuation Report”) to assist with the Executive Committee’s determination of the net asset value (“NAV”) per share of the REIT’s common stock as of December 31, 2022. 20. The REIT’s NAV per share is a per share value of the REIT’s assets minus liabilities and provides stockholders with a generalized per share value of their investment. It is one of the best metrics to use when assessing the value of a real estate investment trust. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 5 of 19

- 6 - 21. The REIT prepared the Valuation Report, using a methodology pursuant to the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives in April 2013. 22. In preparing the Valuation Report referenced in Paragraph 21, the REIT relied in part on valuations of commercial real estate properties prepared by LaPort, CPAs and Business Advisors, an independent third-party consultant. 23. The Valuation Report concluded that the REIT’s NAV as of December 31, 2022 equaled $6.25 per share. 24. The $6.25 NAV per share was reported on the REIT’s annual report on Form 10-K for the fiscal year ending on December 31, 2022. The 2023 Incentive Plan 25. On April 6, 2023, the REIT adopted an incentive plan called the Silver Star Properties REIT, Inc. and Hartman XX Limited Partnership 2023 Incentive Award Plan (the “2023 Incentive Plan”). 26. The 2023 Incentive Plan provides for the grant of incentives, non-qualified stock options, and Appreciation-Only Long Term Incentive Plan Performance Units (the “Performance Units”). 27. Also on April 6, 2023, pursuant to the 2023 Incentive Plan, the Executive Committee approved grants of 1,053,035 Performance Units to each member of the Executive Committee—Gerald Haddock, Jack Tompkins, and James Still. 28. The REIT valued the Performance Units awards granted to the Executive Committee in accordance with U.S. Generally Accepted Accounting Principles using a combination of income and market approaches. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 6 of 19

- 7 - 29. The REIT valued the Performance Units to the Executive Committee in the aggregate amount of approximately $928,000, or $309,333 for each member. 30. Because the Performance Units awards are intended to qualify as “profits interests” for federal income tax purposes, the amount of income attributed to each Executive Committee member for his Performance Units award at the time of the grant was $0.00 and the income tax the REIT deducts for 2023 in connection with the Performance Units awarded to the Executive Committee members is $0.00. The REIT Is Circulating Consent Solicitations for Board of Directors’ Election 31. The Board of Directors have the exclusive power to call a vote of stockholders to either elect or remove members of the Board of Directors. This vote can take place either during a meeting of the REIT’s stockholders or through consent solicitations at the discretion of the Board of Directors. 32. There is no stockholder meeting scheduled. However, the Board of Directors has circulated and is continuing to circulate consent solicitations to stockholders to elect the REIT’s nominees to the Board of Directors (the “Consent Solicitation”). 33. Stockholders are, for all intents and purposes, voting to elect nominees to the Board of Directors. Hartman Filed Suit to Force Stockholder Meeting 34. In addition to the ongoing Consent Solicitation, Hartman has filed a lawsuit in Maryland state court to force the REIT to hold a stockholder meeting at which a vote to elect nominees to the Board of Directors will be conducted. 35. The Maryland case is styled Allen R. Hartman v. Silver Star Properties REIT, Inc., et al., Case No. 24-C-23-003722, and is pending in the Circuit Court for Baltimore City (the Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 7 of 19

- 8 - “Maryland Lawsuit”). 36. While the REIT does not believe that Hartman will be successful in the Maryland Lawsuit, Hartman is currently soliciting proxies for such a stockholder meeting (in violation of federal law) should Hartman succeed. Hartman Attempts to Solicit Proxies to Elect New Board of Directors Through False and Misleading Statements 37. Hartman is preparing for a proxy contest at the next stockholders’ meeting (should he succeed in the Maryland Lawsuit) and/or is soliciting votes for the Consent Solicitation. 38. Hartman has solicited and, upon information and belief, continues to solicit the REIT’s stockholders to oust the current members of the Board of Directors and install a new slate of directors who have been handpicked by Hartman. 39. Hartman confirmed his actions through an email sent from Hartman’s counsel, Tom Lightsey, on August 28, 2023, addressed to the Executive Committee. The email said that: [Hartman has] hired a proxy solicitor and a law firm to oversee a proxy vote to contest Silver Star’s current board of directors and appoint a new slate. The new slate of proposed directors has been selected, and they have all agreed to run. I have personally spoken with the top 10 stockholders, and they will vote for the new slate. I have phone numbers for the top 100 stockholders and will start calling them this week. 40. Tom Lightsey, as Hartman’s attorney, is Hartman’s agent. All actions Mr. Lightsey takes on behalf of Hartman are attributed to Hartman. 41. Hartman is falsely telling stockholders that the REIT’s NAV per share is $10.39 instead of the $6.25 which was reported on the REIT’s annual report on Form 10-K for the fiscal year ending on December 31, 2022. 42. Hartman is also falsely telling stockholders that the total compensation the Executive Committee received from the Performance Units exceeds $18,000,000, even though he Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 8 of 19

- 9 - knows it is approximately $928,000 (or $309,333 for each member), and in fact for Federal income tax purposes is $0.00. Hartman’s Solicitations Are Knowingly False and Misleading 43. Hartman’s statements to stockholders regarding the REIT’s NAV per share and value of Performance Units are knowingly false and misleading. 44. On June 22, 2023, Gerald Haddock, Jack Tompkins, Hartman, and Hartman’s daughter, Margaret Hartman, met at Post Oak Grill in Houston to discuss the Performance Units issued to members of the Executive Committee. 45. Hartman told Mr. Haddock and Mr. Tompkins that he and other stockholders were upset that the Performance Units amounted to an $18,000,000 payment to the Executive Committee. 46. Mr. Haddock and Mr. Tompkins provided a robust explanation for why Hartman’s claim that the Performance Units amounted to an $18,000,000 payment to the Executive Committee was false. 47. At the end of the June 22, 2023 meeting, Hartman and Margaret Hartman were in agreement that the Performance Units did not amount to an $18,000,000 payment to the Executive Committee. 48. Further, on August 11, 2023, the REIT filed a quarterly report on Form 10-Q for the quarter ending on June 30, 2023 explaining the valuation of the Performance Units. This Form 10-Q is available to the general public through the REIT’s SEC filings. 49. Nevertheless, Hartman persists in communicating false information to stockholders. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 9 of 19

- 10 - 50. Hartman’s statements to stockholders regarding the NAV per share and value of Performance Units are false and misleading statements of material fact which are intended to give stockholders the false impression that the Executive Committee is paying itself millions of dollars while undervaluing the shares of the REIT’s common stock. Hartman’s Conduct Violates Federal Securities Laws and Regulations 51. SEC Rule 14a-3 [17 C.F.R. § 240.14a-3] prohibits the solicitation of proxies unless each person solicited is concurrently furnished with or has previously been furnished with a publicly filed preliminary or definitive proxy statement. 52. SEC Rule 14a-9 [17 C.F.R. § 240.14a-9] prohibits the use of false and misleading statements or omissions during the solicitation of a proxy. 53. Courts have liberally interpreted the definition of “solicitation” to include any communication which is reasonably calculated to influence a stockholder to give, deny, or revoke a proxy. 54. Hartman’s solicitation of proxies and consents concerning the election of directors is in violation of the federal securities laws because Hartman has not filed a preliminary or definitive proxy or information statement prior to commencing such solicitation, as required by Rule 14a-3. 55. Hartman’s communications with stockholders regarding the REIT’s NAV per share and value of Performance Units awarded to members of the Executive Committee constitute materially false and misleading communications reasonably calculated to affect a reasonable stockholder’s voting decision in violation of Rules 14a-3 and 14a-9. 56. Hartman’s material omissions—the additional important information required to be disclosed on a Schedule 13D—also constitute a violation of Rule 14a-9. Hartman is required to Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 10 of 19

- 11 - provide stockholders certain information in a Schedule 13D—information which the SEC has deemed of such importance that the SEC requires its disclosure on the Schedule 13D. Hartman’s failure to provide this information constitutes a material omission in violation of Rule 14a-9. COUNT ONE Violations of 15 U.S.C. §78m(d) [§ 13(d)] – Preliminary and Permanent Injunctive Relief 57. The REIT incorporates and realleges by reference the allegations contained in Paragraphs 1 through 56 as though fully alleged herein. 58. As of December 31, 2022, Hartman was the beneficial owner of approximately 7.43% of the REIT’s outstanding shares of common stock through his beneficial ownership of shares of the REIT’s common stock held by himself, Hartman vREIT XXI, and Lisa Hartman. 59. Hartman is required to file with the SEC a statement containing the information required by Schedule 13D [17 C.F.R. § 240.13d-101], along with an amendment if any material change occurs to the facts set forth therein. 60. Hartman has become the beneficial owner of at least 7.43% of the REIT’s outstanding shares of common stock through his dealings with Hartman vREIT XXI and Lisa Hartman. 61. Hartman has also indirectly created a proxy agreement with at least the REIT’s top ten shareholders to oust the current members of the Board of Directors, all in an attempt to evade the reporting requirements of Section 13(d) of the Exchange Act. 62. Hartman is deemed to be the beneficial owner of the shares of the REIT’s top ten stockholders. 63. This was confirmed through Tom Lightsey’s August 28, 2023 email to the Executive Committee. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 11 of 19

- 12 - 64. Hartman’s status as the beneficial stockholder of the shares of common stock of the REIT’s top ten stockholders constitutes a material change of fact that must be reported in an amendment to a Schedule 13D. 65. Hartman has never filed a Schedule 13D, in violation of 15 U.S.C. § 77m and the Rules promulgated thereunder. 66. Hartman never filed an amendment to a Schedule 13D after he became the beneficial owner of the shares of the REIT’s top ten stockholders. 67. The REIT has been damaged by its failure to know the beneficial ownership of the REIT’s outstanding shares of common stock and by Hartman’s plans and proposals that may result in a change in the present Board of Directors and a material change in the REIT’s business or investment policy—two of the main objectives of Section 13 of the Exchange Act’s disclosure requirements. 68. If Hartman is not enjoined from further unlawful conduct with stockholders and an appropriate “cooling-off” period and corrective disclosure ordered, Hartman will continue to engage in violations of the federal securities laws and the REIT will be irreparably harmed. 69. The REIT has no adequate remedy at law. 70. Accordingly, the REIT is entitled to a preliminary and permanent injunction requiring Hartman to file a Schedule 13D setting forth the proper scope of Hartman’s beneficial ownership of the REIT’s outstanding shares of common stock and to file future corrective Schedule 13Ds any time a material change to Hartman’s beneficial ownership arises. 71. By reason of the foregoing, the REIT has been required to retain counsel to maintain this cause of action against Defendants. Plaintiff hereby seeks the recovery of its reasonable attorneys’ fees incurred as a result of having to file and maintain this cause of action. Plaintiff also Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 12 of 19

- 13 - specifically seeks recovery of its reasonable and necessary attorneys’ fees because this action involves violations of the federal securities laws. COUNT TWO Violations of 15 U.S.C. § 78n(a) [§ 14(a)] and 17 C.F.R. § 240.14a-9 – Preliminary and Permanent Injunctive Relief 72. The REIT incorporates and realleges by reference the allegations contained in Paragraphs 1 through 71 as though fully alleged herein. 73. Hartman’s materially false and misleading statements and omissions, as set forth above, violate Section 14(a) of the Exchange Act and SEC Rule 14a-9. If Hartman is not enjoined from disseminating false and misleading information, and Hartman’s statements are not corrected in a written disclosure statement and an appropriate “cooling-off” period ordered, the REIT’s stockholders will be deprived of the full and accurate information to which they are entitled and, thus, will be irreparably harmed. 74. The Board of Directors has issued the Consent Solicitation to elect the new Board of Directors. Further, Hartman has filed the Maryland Lawsuit to force an annual stockholder meeting and, in turn, a proxy contest on stockholders’ election of nominees to the Board of Directors. 75. Stockholders and the REIT will be harmed if they are provided materially false and misleading information before they elect nominees to the Board of Directors. 76. Allowing stockholders to vote while being primed with materially false and misleading statements and omissions will cause harm to the stockholders and the REIT. 77. Once the vote has concluded, it will be hard to undo. 78. The REIT has no adequate remedy at law. 79. Accordingly, the REIT is entitled to a preliminary and permanent injunction preventing Defendants from: Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 13 of 19

- 14 - a. Making any additional material misstatements or omissions in connection with, or otherwise related to, the NAV per share or value of Performance Units; b. Making any proxy solicitation of the REIT’s stockholders in connection with, or otherwise related to, removing current members of the REIT’s Board of Directors and replacing them with Hartman’s director nominees; and c. Engaging in any communication with stockholders designed to solicit proxies or consents or to otherwise remove any members of the Board of Directors of the REIT without first complying with Rule 14a-3, Rule 14a-9, or any other applicable securities laws. 80. The REIT is also entitled to an order requiring Defendants to send to the REIT’s stockholders in writing a corrective disclosure advising the stockholders of the specific statements and omissions that were false and misleading and disclosing the correct information. Defendants have not, to date, corrected the misrepresentations that they disseminated to REIT stockholders. The Court should order Defendants to seek prior Court approval before the corrective disclosure is provided to REIT stockholders and broker-dealers to ensure that it, too, is proper. 81. By reason of the foregoing, the REIT has been required to retain counsel to maintain this cause of action against Defendants. Plaintiff hereby seeks the recovery of its reasonable attorneys’ fees incurred as a result of having to file and maintain this cause of action. Plaintiff also specifically seeks recovery of its reasonable and necessary attorneys’ fees because this action involves violations of the federal securities laws. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 14 of 19

- 15 - COUNT THREE Violations of 15 U.S.C. § 78n(a) [§ 14(a)] and 17 C.F.R. § 240.14a-3 – Preliminary and Permanent Injunctive Relief 82. The REIT incorporates and realleges by reference the allegations contained in Paragraphs 1 through 81 as though fully alleged herein. 83. Hartman’s communications with stockholders requesting stockholders to support his efforts to replace the current members of the Board of Directors with a new slate of directors chosen by Hartman constitutes communications reasonably calculated to affect a reasonable stockholder’s voting decision in violation of Rule 14a-3. If Hartman is not enjoined from further unlawful contact with stockholders and an appropriate “cooling-off” period and corrective disclosure ordered, Hartman will continue to engage in communications in violation of law and the REIT will be irreparably harmed. 84. The Board of Directors has issued the Consent Solicitation to elect the REIT’s nominees to the Board of Directors. Further, Hartman has filed the Maryland Lawsuit to force a stockholder meeting and, in turn, a proxy contest on stockholders’ election of nominees to the Board of Directors. 85. Stockholders and the REIT will be harmed if they are provided materially false and misleading information before they elect nominees to the Board of Directors. 86. Allowing stockholders to vote while being primed with materially false and misleading statements and omissions will cause harm to the stockholders and the REIT. 87. Once the vote has concluded, it will be hard to undo. 88. The REIT has no adequate remedy at law. 89. Accordingly, the REIT is entitled to a preliminary and permanent injunction enjoining Hartman from: Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 15 of 19

- 16 - a. Making additional material misstatements or omissions in connection with, or otherwise related to, the NAV per share or value of the Performance Units; b. Making any proxy solicitation of the REIT stockholders in connection with, or otherwise related to, removing current members of the REIT’s Board of Directors and replacing them with Hartman’s director nominees; and c. Engaging in any communications with stockholders designed to solicit proxies or consents or to otherwise remove any members of the Board of Directors of the REIT without first complying with Rule 14a-3, Rule 14a-9, or any other applicable securities laws. 90. The REIT is also entitled to an order requiring Defendants to send to the REIT’s stockholders in writing a corrective disclosure advising the stockholders of the specific statements and omissions that were false and misleading and disclosing what is the correct information. Defendants have not, to date, corrected the misrepresentations that they disseminated to REIT stockholders. The Court should order Defendants to seek prior Court approval before the corrective disclosure is provided to REIT stockholders and broker-dealers to ensure that it, too, is proper. 91. By reason of the foregoing, the REIT has been required to retain counsel to maintain this cause of action against Defendants. Plaintiff hereby seeks the recovery of its reasonable attorneys’ fees incurred as a result of having to file and maintain this cause of action. Plaintiff also specifically seeks recovery of its reasonable and necessary attorneys’ fees because this action involves violations of the federal securities laws. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 16 of 19

- 17 - COUNT FOUR Breach of Fiduciary Duty 92. The REIT incorporates and realleges by reference the allegations contained in Paragraphs 1 through 91 as though fully alleged herein. 93. Hartman, as a member of the REIT’s Board of Directors, owes fiduciary duties of loyalty, care, and good faith to the REIT in connection with the solicitation of proxies. 94. Hartman has breached his fiduciary duties of loyalty, care, and good faith to the REIT by making materially false and misleading statements and omissions to stockholders in connection with the solicitation of proxies, as set forth herein. 95. The REIT has been damaged by Hartman’s breach of his fiduciary duties of loyalty, care, and good faith in an amount to be proven at trial. 96. By reason of the foregoing, the REIT has been required to retain counsel to maintain this cause of action against Defendants. Plaintiff hereby seeks the recovery of its reasonable attorneys’ fees incurred as a result of having to file and maintain this cause of action. Plaintiff also specifically seeks recovery of its reasonable and necessary attorneys’ fees because this action involves violations of the federal securities laws. PRAYER FOR RELIEF WHEREFORE, the REIT respectfully prays for the following relief: A. A preliminary and permanent injunction requiring Hartman to file a Schedule 13D setting forth the proper scope of Hartman’s beneficial ownership of the REIT’s outstanding shares of common stock and to file future amendments to such Schedule 13D any time a material change to Hartman’s beneficial ownership occurs, or his plans or intentions concerning any change to the Board of Directors or change to the REIT’s business or investment policy. B. A preliminary and permanent injunction enjoining Defendants from: Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 17 of 19

- 18 - i. Making any additional material misstatements or omissions in connection with, or otherwise related to, the NAV per share or the value of the Performance Units; ii. Making any proxy solicitation of the REIT stockholders in connection with, or otherwise related to, removing current members of the REIT’s Board of Directors and replacing them with Hartman’s director nominees; and iii. Engaging in any communications with stockholders designed to solicit proxies or consents or to otherwise remove any members of the Board of Directors of the REIT without first complying with Rule 14a-3, Rule 14a-9, or any other applicable securities laws. C. A preliminary and permanent injunction ordering Defendants to send to the REIT’s stockholders in writing a corrective disclosure advising the stockholders of the specific information that was false and misleading and disclosing the correct information. D. Judgment in favor of the REIT against Defendants for all amounts allowable under law, and for attorneys’ fees and court costs, including pre- and post-judgment interest; E. Court costs and discretionary costs of this action; and F. Such other, further, and general relief as the Court may deem proper and the circumstances may require. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 18 of 19

- 19 - Dated: October 06, 2023 Respectfully Submitted, /s/ Geoffrey M. Gamble Geoffrey M. Gamble (Bar No. 28919) Daniel M. Moore (Bar No. 21834) Saul Ewing LLP 1001 Fleet Street Baltimore, Maryland 21202-4359 Telephone: (410) 332-8848 Facsimile: (410) 332-8862 Geoff.Gamble@saul.com Daniel.Moore@saul.com Joseph G. Adams (Pro Hac Vice Forthcoming) Zachary G. Schroeder (Pro Hac Vice Forthcoming) SNELL & WILMER LLP One East Washington Street, Suite 2700 Phoenix, Arizona 85004-2556 Telephone: (602) 382-6000 Facsimile: (602) 382-6070 jgadams@swlaw.com zschroeder@swlaw.com Counsel for Plaintiff Silver Star Properties REIT, Inc. Case 1:23-cv-02720-BAH Document 1 Filed 10/06/23 Page 19 of 19